UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of August 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Condensed Interim Consolidated Financial Statements

for the half-year ended June 30, 2013

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

6

1. ACCOUNTING PRINCIPLES AND METHODS

11

2. USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

25

3. SIGNIFICANT EVENTS AND MAIN ACQUISITIONS AND DIVESTITURES

26

4. GOODWILL

30

5. CONCESSION INTANGIBLE ASSETS

31

6. OTHER INTANGIBLE ASSETS

31

7. PROPERTY, PLANT AND EQUIPMENT

32

8. INVESTMENTS IN JOINT VENTURES

33

9. INVESTMENTS IN ASSOCIATES

38

10. NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS

39

11. OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS

40

12. WORKING CAPITAL

41

13. CASH AND CASH EQUIVALENTS

41

14. EQUITY

42

15. NON-CURRENT AND CURRENT PROVISIONS

44

16. NON-CURRENT AND CURRENT BORROWINGS

45

17. DERIVATIVES

46

18. REVENUE

47

19. OPERATING INCOME

47

20. NET FINANCE COSTS

48

21. OTHER FINANCIAL INCOME AND EXPENSES

49

22. INCOME TAX EXPENSE

49

23. ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS AND DIVESTITURES

50

24. NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

53

25. ADDITIONAL DISCLOSURES ON FINANCIAL ASSETS AND LIABILITIES

53

26. TAX AUDIT

54

27. OFF-BALANCE SHEET COMMITMENTS AND COLLATERAL

55

28. CONTINGENT ASSETS AND LIABILITIES

58

29. RELATED-PARTY TRANSACTIONS

60

30. SEGMENT REPORTING

60

31. POST-BALANCE SHEET EVENTS

62

32. MAIN COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

62

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS (€ million)	Notes	As of June 30, 2013	As of December 31, 2012, re-presented (1)	As of January 1, 2012, re-presented (1)
Goodwill	4	3,793.5	3,911.9	4,796.2
Concession intangible assets	5	2,318.0	2,373.1	2,219.3
Other intangible assets	6	851.1	926.3	1,014.9
Property, plant and equipment	7	4,526.1	4,706.3	6,497.4
Investments in joint ventures	8	2,783.2	2,721.2	2,939.6
Investments in associates	9	431.6	477.7	360.8
Non-consolidated investments		43.3	47.0	65.4
Non-current operating financial assets	10	2,000.4	2,215.9	2,091.5
Non-current derivative instruments - Assets	17	245.7	280.0	745.0
Other non-current financial assets	11	1,944.8	2,441.3	2,864.6
Deferred tax assets		1,041.9	1,018.7	1,065.0
Non-current assets		19,979.6	21,119.4	24,659.7
Inventories and work-in-progress	12	647.0	614.9	664.5
Operating receivables	12	8,295.5	8,573.8	8,836.5
Current operating financial assets	10	154.6	167.0	165.2
Other current financial assets	11	1,724.4	1,488.6	978.9
Current derivative instruments – Assets	17	52.5	45.4	49.6
Cash and cash equivalents	13	3,683.4	4,998.0	5,025.4
Assets classified as held for sale	23	1,953.1	1,469.6	687.5
Current assets		16,510.5	17,357.3	16,407.6
TOTAL ASSETS		36,490.1	38,476.7	41,067.3

(1)

New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. hereafter provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31, 2012 as well as January 1, 2012 have been represented accordingly.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - EQUITY AND LIABILITIES (€ million)	Notes	As of June 30, 2013	As of December 31, 2012, re-presented (1)	As of January 1, 2012, re-presented (1)
Share capital		2,744.4	2,610.4	2,598.2
Additional paid-in capital		7,851.2	8,466.3	9,796.2
Reserves and retained earnings attributable to owners of the Company		(2,236.5)	(3,970.5)	(5,386.9)
Total equity attributable to owners of the Company	14	8,359.1	7,106.2	7,007.5
Total equity attributable to non-controlling interests		1,405.0	1,391.4	1,532.8
Equity	14	9,764.1	8,497.6	8,540.3
Non-current provisions	15	1,835.3	1,792.9	1,793.8
Non-current borrowings	16	10,111.4	12,131.3	14,213.3
Non-current derivative instruments – Liabilities	17	147.6	186.8	156.8
Deferred tax liabilities		993.8	1,010.3	1,465.1
Non-current liabilities		13,088.1	15,121.3	17,629.0
Operating payables	12	8,523.2	9,562.8	9,897.8
Current provisions	15	455.8	466.7	533.6
Current borrowings	16	3,507.6	3,606.1	3,753.2
Current derivative instruments – Liabilities	17	50.7	73.6	85.0
Bank overdrafts and other cash position items	13	260.9	252.7	390.5
Liabilities directly associated with assets classified as held for sale	23	839.7	895.9	237.9
Current liabilities		13,637.9	14,857.8	14,898.0
TOTAL EQUITY AND LIABILITIES		36,490.1	38,476.7	41,067.3

(1)

New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. hereafter provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31 December 31, 2012 as well as January 1, 2012 have been represented accordingly.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented (1) (3)
Revenue	18	11,073.8	11,448.3
o/w Revenue from operating financial assets		91.0	92.2
Cost of sales		(9,300.4)	(9,575.7)
Selling costs		(264.0)	(263.9)
General and administrative expenses		(1,158.1)	(1,231.7)
Other operating revenue and expenses		12.6	(4.0)
Operating income	19	363.9	373.0
Share of net income (loss) of equity-accounted entities	19	109.1	(38.3)
o/w share of net income (loss) of joint ventures	8	96.8	(42.9)
o/w share of net income (loss) of associates	9	12.3	4.6
Operating income after share of net income (loss) of equity-accounted entities	19	473.0	334.7
Finance costs	20	(328.1)	(327.0)
Income from cash and cash equivalents	20	22.5	30.3
Other financial income and expenses	21	13.4	23.5
Income tax expense	22	(76.1)	(82.3)
Share of net income (loss) of other equity-accounted entities		-	-
Net income (loss) from continuing operations		104.7	(20.8)
Net income (loss) from discontinued operations	23	(16.4)	211.3
Net income (loss) for the period		88.3	190.5
Attributable to owners of the Company		3.6	162.2
Attributable to non-controlling interests	24	84.7	28.3

(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		(0.03)	0.32
Basic		(0.03)	0.32
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		0.01	(0.12)
Basic		0.01	(0.12)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted		(0.04)	0.44
Basic		(0.04)	0.44

(1)

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

•

discontinued operations in the course of divestiture:

-

urban lighting activities (Citelum) in the Energy Services division;

-

Water activities in Morocco

-

The share of net income of Berlin Water associate, until June 30, 2013

•

discontinued operations divested:

-

regulated activities in the United Kingdom in the Water division, divested in June 2012

-

Solid Waste activities in the United States in the Environmental Services division, divested in November 2012

-

American wind energy activities, divested in December 2012;

-

European wind energy activities, divested in February 2013;

are presented retrospectively in a separate line, Net income (loss) from discontinued operations, for the half-year ended June 30, 2012 (See Notes 3 and 23).

(2)

Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2012 net income per share was adjusted following the distribution of a scrip dividend in June 2013. The adjusted weighted average number of shares is therefore 507.7 million (basic and diluted) as of June 30, 2012.

Basic earnings per share is calculated by dividing net income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the fiscal year. According to IAS 33.9 and 12 standards, net income attributable to owners of the Company has been adjusted to take into account the cost of the coupon payable to holders of deeply subordinated securities issued by Veolia Environnement.

As of June 30, 2013 the weighted average number of shares outstanding is 510,034,028 (basic and diluted)

(3)

New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. hereafter provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31, 2012 as well as January 1, 2012 have been represented accordingly.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented (3)

Net income for the period	88.3	190.5

Actuarial gains and losses on pension obligations	(48.1)	(59.2)
Related income tax expense	11.2	3.8

Amount net of tax	(36.9)	(55.4)

Other items of comprehensive income not subsequently released to net income	(36.9)	(55.4)

o/w attributable to joint ventures	(4.7)	(5.2)
o/w attributable to associates	(0.1)	(0.2)

Fair value adjustments on available-for-sale assets	1.5	0.7
Related income tax expense	0.2	(0.2)
Amount net of tax	1.7	0.5

Fair value adjustments on cash flow hedge derivatives	25.9	(11.6)
Related income tax expense	(9.3)	1.1
Amount net of tax	16.6	(10.5)

Foreign exchange gains and losses
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(81.9)	253.8
Amount net of tax	(81.9)	253.8
- on the net financing of foreign operations	19.3	(37.8)
- related income tax expense	(0.3)	(2.4)
Amount net of tax	19.0	(40.2)

Other items of comprehensive income subsequently released to net income	(44.6)	203.6

o/w attributable to joint ventures (2)	21.9	41.2
o/w attributable to associates	(2.0)	5.0

Total Other comprehensive income (1)	(81.5)	148.2
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	6.8	338.7
Attributable to owners of the Company	(70.3)	306.4
Attributable to non-controlling interests	77.1	32.3

(1)

Other comprehensive income attributable to discontinued operations as defined in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, totaled €(0.8) million for the half-year ended June 30, 2013 and €114.8 million for the half-year ended June 30, 2012.

(2)

Other items of comprehensive income attributable to joint ventures mainly concern:

•

For the half-year ended June 30, 2012:

-

the change in the foreign currency translation reserve in respect of Chinese Water concessions, in the Water Division, in the amount of €27.5 million and Dalkia International in the amount of €22.3 million;

-

translation differences on the net financing of foreign operations in Dalkia International in the amount of
€(9.0) million.

•

For the half-year ended June 30, 2013:

-

the change in fair value of cash flow hedge derivatives Alwathba in the amount of €4.9 million and Glen Water in the amount of €4.0 ;

-

translation differences on the net financing of foreign operations in Dalkia International in the amount of
€7.8 million.

(3)

New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. hereafter provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31, 2012 as well as January 1, 2012 have been represented accordingly.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented (1)
Net income (loss) for the period		88.3	190.5
Operating depreciation, amortization, provisions and impairment losses		593.4	656.8
Financial amortization and impairment losses		16.1	1.3
Gains/losses on disposal and dilution		(17.2)	(271.4)
Share of net income (loss) of joint ventures	8	(97.0)	79.0
Share of net income (loss) of associates	9	(21.9)	(4.8)
Dividends received	21	(1.6)	(1.5)
Finance costs and finance income	20 & 23	317.8	316.9
Income tax expense	22 & 23	80.7	96.0
Other items		30.0	91.3
Operating cash flow before changes in working capital		988.6	1,154.1
Changes in working capital	12	(748.8)	(499.8)
Income taxes paid		(123.3)	(97.8)
Net cash from operating activities		116.5	556.5
Including Net cash from operating activities of discontinued operations	23	(14.6)	44.3
Industrial investments		(525.5)	(697.9)
Proceeds on disposal of intangible assets and property, plant and equipment		30.4	25.6
Purchases of investments		(3.3)	(54.5)
Proceeds on disposal of financial assets		85.7	650.5
Operating financial assets
New operating financial assets		(75.6)	(89.5)
Principal payments on operating financial assets		94.6	95.4
Dividends received (including dividends received from joint ventures and associates)	21	75.6	73.4
New non-current loans granted		(489.6)	(116.9)
Principal payments on non-current loans		11.2	17.2
Net decrease/increase in current loans		139.9	(29.7)
Net cash used in investing activities		(656.6)	(126.4)
Including Net cash used in investing activities of discontinued operations	23	(31.9)	615.9
Net increase/decrease in current borrowings	16	(599.0)	(551.3)
New non-current borrowings and other debts	16	81.3	1,112.1
Principal payments on non-current borrowings and other debts	16	(1,180.6)	(1,183.5)
Proceeds on issue of shares		0.4	0.2
Share capital reduction		-	-
Transactions with non-controlling interests: partial purchases		(8.5)	(80.0)
Transactions with non-controlling interests: partial sales		1.3	1.9
Proceeds on issue of deeply subordinated securities	14 & 16	1,470.2	-
Coupons on deeply subordinated securities		(16.6)	-
Purchases of/proceeds from treasury shares		-	-
Dividends paid		(171.6)	(403.5)
Interest paid		(459.5)	(454.3)
Net cash used in financing activities		(882.6)	(1,558.4)
Including Net cash used in financing activities of discontinued operations	23	(38.5)	568.6
NET CASH AT THE BEGINNING OF THE PERIOD		4,745.3	4,634.9
Effect of foreign exchange rate changes and other		99.9	(35.5)
NET CASH AT THE END OF THE PERIOD		3,422.5	3,471.1
Cash and cash equivalents	13	3,683.4	3,916.1
Bank overdrafts and other cash position items	13	260.9	445.0
NET CASH AT THE END OF THE PERIOD		3,422.5	3,471.1

(1)

New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. hereafter provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31, 2012 as well as January 1, 2012 have been represented accordingly.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of January 1, 2012, re-presented	519,652,960	2,598.2	9,796.2	(442.5)	(4,909.2)	31.5	(66.7)	7,007.5	1,532.8	8,540.3
Issues of share capital of the parent company	2,433,889	12.2	11.7	-	-	-	-	23.9	-	23.9
Parent company dividend distribution	-	-	(1,341.6)	-	987.8	-	-	(353.8)	-	(353.8)
Elimination of treasury shares	-	-	-	-	-	-	-	-	-	-
Share purchase and subscription options	-	-	-	-	(1.3)			(1.3)	-	(1.3)
Third party share in share capital increases of subsidiaries	-	-	-	-	-	-	-	-	0.2	0.2
Third party share in dividend distributions of subsidiaries	-	-	-	-	-	-	-	-	(73.6)	(73.6)
Transactions with non-controlling interests	-	-	-	-	(13.6)	-	-	(13.6)	4.7	(8.9)
Total transactions with non-controlling interests	2,433,889	12.2	(1,329.9)	-	972.9	-	-	(344.8)	(68.7)	(413.5)
Other comprehensive income	-	-	-	-	(53.1)	208.9	(11.6)	144.2	4.0	148.2
Net income for the period	-	-	-	-	162.2			162.2	28.3	190.5
Total comprehensive income for the period	-	-	-	-	109.1	208.9	(11.6)	306.4	32.3	338.7
Other changes					1.6			1.6	(1.9)	(0.3)
As of June 30, 2012, re-presented	522,086,849	2,610.4	8,466.3	(442.5)	(3,825.6)	240.4	(78.3)	6,970.7	1,494.5	8,465.2

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Deeply subordinated securities	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of December 31, 2012, re-presented	522,086,849	2,610.4	8,466.3	-	(442.5)	(3,690.2)	222.3	(60.1)	7,106.2	1,391.4	8,497.6
Issues of share capital of the parent company	26,788,859	134.0	93.3	-	-	-	-	-	227.3	-	227.3
Issues of deeply subordinated securities	-	-	-	1,470.2	-	-	-	-	1,470.2	-	1,470.2
Coupon on deeply subordinated securities				(16.6)					(16.6)		(16.6)
Parent company dividend distribution	-	-	(708.4)	-	-	352.9	-	-	(355.5)	-	(355.5)
Elimination of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share purchase and subscription options	-	-	-	-	-	-	-	-	-	-	-
Third party share in share capital increases of subsidiaries	-	-	-	-	-	-	-	-	-	0.4	0.4
Third party share in dividend distributions of subsidiaries	-	-	-	-	-	-	-	-	-	(43.4)	(43.4)
Transactions with non-controlling interests	-	-	-	-	-	(4.6)	-	-	(4.6)	(3.5)	(8.1)
Total transactions with non-controlling interests	26,788,859	134.0	(615.1)	1,453.6	-	348.3	-	-	1,320.8	(46.5)	1,274.3
Other comprehensive income	-	-	-	-	-	(35.2)	(55.5)	16.8	(73.9)	(7.6)	(81.5)
Net income for the period	-	-	-	-	-	3.6	-	-	3.6	84.7	88.3
Total comprehensive income for the period	-	-	-	-	-	(31.6)	(55.5)	16.8	(70.3)	77.1	6.8
Other changes	-	-	-	-	-	2.4	-	-	2.4	(17.0)	(14.6)
As of June 30, 2013	548,875,708	2,744.4	7,851.2	1,453.6	(442.5)	(3,371.1)	166.8	(43.3)	8,359.1	1,405.0	9,764.1

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

The dividend distribution per share in fiscal year 2013 and fiscal year 2012 was €0.70. In 2013 and 2012, a portion of the dividend was paid in shares.

The total dividend paid recorded in the Consolidated Cash Flow Statement of €(172)million and €(404) million for the half-years ended June 30, 2013 and June 30, 2012, respectively, breaks down as follows:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012 Re-presented
Parent company dividend distribution	(356)	(354)
Third party share in dividend distributions of subsidiaries	(43)	(74)
Scrip dividend (1)	227	24
TOTAL DIVIDEND PAID	(172)	(404)
(1) The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

1. Accounting principles and methods

The Group’s condensed interim consolidated financial statements for the half-year ended June 30, 2013 were prepared under the responsibility of the Board of Directors, which met on August 2, 2013.

1.1 Accounting standards framework

1.1.1 Basis underlying the preparation of the financial information

Pursuant to European Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation 297/2008 of March 11, 2008, the condensed interim consolidated financial statements of the Veolia Environnement Group (the “Group”) for the half-year ended June 30, 2013 were prepared in accordance with IAS 34, Interim Financial Reporting. As they are condensed financial statements, they do not include all the disclosures required under IFRS for Group financial statements at the year-end and must be read in conjunction with the Group financial statements for the year ended December 31, 2012.

The accounting principles used for the preparation of the condensed interim consolidated financial statements are in accordance with the IFRS standards and interpretations published by the IASB and IFRIC as of June 30, 2013 and adopted by the European Union. These standards and interpretations may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_fr.htm

These half-year financial statements have been drawn up in accordance with the principles used for the preparation of the 2012 consolidated financial statements, except for the items presented below and the specific requirements of IAS 34.

1.1.2 New standards and interpretations

The accounting policies and methods are presented in detail in Note 1 to the Consolidated financial statements for the year ended December 31, 2012. The changes in accounting rules and methods resulting from the entry into effect of the new consolidation standards and the amendments to IAS 19 are presented in Notes 1.3, 1.4 and 1.5.

Texts of mandatory effect for the first time within the Group as of January 1, 2013

•

Amendments to IAS 19 mainly eliminating the possibility of deferring the recognition of actuarial gains and losses (the corridor approach)

•

IFRS 10, Consolidated financial statements

•

IFRS 11, Joint Arrangements

•

IFRS 12, Disclosure of interests in other entities

•

IAS 28, Investments in associates and joint ventures

•

Amendments to IFRS 10, IFRS 11 and IFRS 12 specifying transitional measures

•

IFRS 13, Fair value measurement

•

Amendments resulting from the IFRS annual improvement process (cycle 2009-2011)

•

Amendments to IFRS 7, Financial Instruments: Offsetting financial assets and liabilities

The first-time application of a certain number of these texts impacted the Group consolidated financial statements, as explained in Note 1.1.3.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Texts which enter into mandatory effect after June 30, 2013

•

Amendments to IAS 32, seeking to clarify the principles for offsetting financial assets and liabilities

•

IFRS 9, Financial Instruments and the amendment to IFRS 9, Financial Instruments, pushing back the mandatory effective date of application of the standard to fiscal years beginning on or after January 1, 2015

•

Amendments to IFRS 7 relating to disclosures on transition to IFRS 9

•

IFRIC 21, Levies, which provides guidance on when to recognize a liability for a levy imposed by a government

•

Amendments to IAS 36, Impairment of Assets, relating to required disclosures on the recoverable amount of non-financial assets

Subject to their definitive adoption by the European Union, these standards, amendments and interpretations are of mandatory application from January 1, 2014 or later. The Group is currently assessing the potential impact of the first-time application of these texts.

1.1.3 Changes in accounting method

1.1.3.1 First-time application of the new consolidation standards

The consolidation standards detailed above (IFRS 10, IFRS 11 and IFRS 12) were published in May 2011 and provide for retrospective application from fiscal years beginning on or after January 1, 2013. These standards were adopted by the European Union on December 29, 2012, with mandatory retrospective application from January 1, 2014 at the latest. Early adoption of these standards was however authorized.

The consolidated financial statements of the Group are prepared in accordance with IFRS as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

Accordingly, the Group has early adopted these new standards with effect from January 1, 2013.

Impact of the first-time application of IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the provisions on consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities.

IFRS 10 introduces a new single control model based on three criteria:“An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee”. Previously, control was defined in IAS 27 as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

With a view to the first-time application of this standard, the Group undertook an analysis of its investments to determine the level of control exercised over them pursuant to the new definition of control, covering all periods presented. In order to assess the three control criteria defined in IFRS 10, the Group developed an analysis framework encompassing specific situations involving several partners in a complex contractual environment.

The procedures performed did not identify any material impact of the first-time application of this standard (see Note 1.1.3.4).

Impact of first-time application of IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers. This new standard deals with how a joint arrangement should be classified when two or more parties have joint control. Pursuant to this new standard, there are only two types of joint arrangement: joint ventures and joint operations. Classification is based on the rights and obligations of the parties to the arrangement, taking into consideration the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances.

A joint venture is a joint arrangement whereby the parties (joint venturers) that have joint control of the arrangement have rights to the net assets of the arrangement.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

A joint operation is a joint arrangement whereby the parties (joint operators) have direct rights to the assets and obligations for the liabilities, relating to the arrangement.

IAS 31 defined three types of joint arrangement, based primarily on the legal form thereof. Pursuant to IAS 31, the Group accounted for its joint arrangements, classified as joint ventures, using the proportionate consolidation method.

Pursuant to IFRS 11, joint arrangements classified as joint ventures must be accounted for using the equity method (proportionate consolidation is no longer authorized). Each joint operator in a joint operation must account for the assets and liabilities (income and expenses) relating to its interest in the joint operation.

Given the changes concerning the forms of joint arrangements and to consolidation methods, the Group undertook a review of its joint arrangements, covering all periods presented.

The main arrangements under joint control within the Group qualify as joint ventures pursuant to IFRS 11 and must therefore be equity-accounted in accordance with IFRS 11.

The impacts of the first-time application of IFRS 11 on joint operations are presented in Note 1.1.3.4.

Impact of the first-time application of IFRS 12,  Disclosure of Interests in Other Entities

IFRS 12 concerns the disclosure of interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. This standard will be applicable for the first-time by the Group on the preparation of its consolidated financial statements for the year ended December 31, 2013 and will lead to the provision of additional disclosures in the Notes. Certain disclosures required by IFRS 12 and primarily relating to joint ventures are provided in the notes to the condensed interim consolidated financial statements for the half-year ended June 30, 2013 to enable a proper understanding thereof.

Impact of first-time application of IAS 28, revised

The first-time application of this revised standard has no impact on the consolidated financial statements of the Group. The amendments to this standard are primarily the result of the new consolidation standards referred to above.

1.1.3.2 First-time application of the revised employee benefits standard

In June 2011, the IASB published a revised Employee Benefits standard, IAS 19R, subsequently approved by the European Parliament on June 5, 2012. This standard is applicable to fiscal years commencing on or after January 1, 2013 and is of retrospective application.

The main changes introduced by this revised standard are as follows:

-

Immediate recognition of actuarial gains and losses in Other Comprehensive Income, removing the “corridor” option contained in the previous version of the standard. As the Group historically elected to apply the “SORIE” option, consisting in the immediate recognition of actuarial gains and losses arising in Other Comprehensive Income, this amendment has no impact on the consolidated financial statements;

-

Immediate recognition in profit or loss of all past service costs; the recognition of past services costs relating to unvested post-employment benefits, through their deferral and recognition over the residual vesting period is therefore removed. Accordingly, all plan amendments and new plan introductions are recognized immediately and in full in profit or loss of the period;

-

Introduction of a new concept: net interest on the net defined benefit liability (asset) is determined by multiplying the net defined benefit liability (asset) by the discount rate used to calculate the defined benefit obligation. In practice, the expected return on plan assets in the previous version of the standard is replaced by the discount rate used to measure the defined benefit obligation.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

1.1.3.3 First-time application of the new fair value measurement standard

IFRS 13 is a transversal standard applicable to all IFRS applying the fair value concept for measurement or disclosure purposes.

This standard seeks to define fair value, set out a framework for measuring fair value and clarify the disclosures required about fair value measurements.

This standard does not change the application scope of fair value within IFRS, but provides a certain number of clarifications on measurement and disclosures.

First-time application of this revised standard, of prospective application, does not have a material impact on the condensed interim consolidated financial statements of the Group for the half-year ended June 30, 2013.

1.1.3.4 Impact of the first-time application of these new standards on the condensed interim consolidated financial statements

The various lines of the Group consolidated income statement presented below reflect the consolidated income statement in its current  presentation format, following the entry into effect of the new consolidation standards and recommendation no. 2013-01 issued by the French Accounting Standards Authority (Autorité des Normes Comptables, ANC) on April 4, 2013 on the presentation of the share of net income of equity-accounted entities in consolidated income statements prepared in accordance with international accounting standards. In application of this recommendation and taking account of the nature of the activities of the Group’s equity-accounted entities, the share of net income of the Group's equity-accounted entities is included in the line "Operating income after share of net income (loss) of equity-accounted entities”.

This table also presents the reclassification of net income of operations divested or in the course of divestment  (European wind activities, Water activities in Morocco, and the contribution of Eaux de Berlin) to “Net income of discontinued operations” in accordance with IFRS 5 (see Note 23). While this is not an impact of a new standard, the IFRS 5 column was included to facilitate the reconciliation of published and re-presented results to June 30, 2012.

The main entities concerned by the application of these standards and, in particular, IFRS 10 and 11 are:

-

Dalkia International, a joint venture in the Energy Services division held 75% by Dalkia and 25% by EDF, with an ultimate percentage interest of 50%, now equity accounted for ;

-

Proactiva group, a joint venture in the Other Segments division, held 50% with FCC ;

-

the Chinese Water concessions, comprising approximately twenty joint ventures in the Water division with ultimate percentage interests of between 21% and 50%. The most significant concessions, in terms of revenue, are Shenzhen and Shanghai;

-

Transdev Group excluding SNCM, a joint venture between Caisse des dépôts et consignations and Veolia Environnement, retained in discontinued operations in the scope to its divestment.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

(€ million)	Half-year ended June 30, 2012, published	IFRS 5	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IAS 19 R	Half-year ended June 30, 2012, re-presented
Revenue	14,780.7	(3.6)	(279.2)	(3,049.6)	(3,328.8)	0.0	11,448.3
Operating income	523.1	47.2	(29.2)	(173.5)	(202.7)	5.4	373.0
Operating income after share of net income (loss) of equity-accounted entities	523.1	38.4	(15.6)	(216.6)	(232.2)	5.4	334.7
Net income (loss) from continuing operations	(13.7)	31.3	(6.1)	(37.7)	(43.8)	5.4	(20.8)
Net income (loss) from discontinued operations	245.7	(31.3)	0.0	(3.1)	(3.1)	0.0	211.3
Net income (loss) for the period	232.0	0.0	(6.1)	(40.8)	(46.9)	5.4	190.5
Attributable to owners of the Company	153.1	0.0	3.0	0.7	3.7	5.4	162.2
Attributable to non-controlling interests	78.9	0.0	(9.1)	(41.5)	(50.6)	0.0	28.3

Net income (loss) attributable to owners of the Company per share
- diluted	0.30		0.01	0.00	0.01	0.01	0.32
- basic	0.30		0.01	0.00	0.01	0.01	0.32

(€ million)	Half-year ended June 30, 2012, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IAS 19 R	Half-year ended June 30, 2012, re-presented
Net income (loss) for the period	232.0	(6.1)	(40.8)	(46.9)	5.4	190.5
Other items of comprehensive income not subsequently released to net income	(56.7)	0.0	1.3	1.3	0.0	(55.4)
Other items of comprehensive income subsequently released to net income	219.5	(0.7)	(15.2)	(15.9)	0.0	203.6
Total comprehensive income for the period	394.8	(6.8)	(54.7)	(61.5)	5.4	338.7

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

(€ million)	Year ended December 31, 2012, published	IFRS 5	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IAS 19 R	Year ended December 31, 2012, re-presented
Revenue	29,438.5		(552.5)	(5,647.1)	(6,199.6)	0.0	23,238.9
Operating income	1,095.0		(65.9)	(329.4)	(395.3)	11.6	711.3
Operating income after share of net income (loss) of equity-accounted entities	1,095.0	(22.4)	(35.8)	(368.2)	(404.0)	10.8	679.4
Net income (loss) from continuing operations	143.7	(36.1)	(15.5)	(65.6)	(81.1)	6.6	33.1
Net income (loss) from discontinued operations	386.1	36.1	0.0	(11.3)	(11.3)	(4.4)	406.5
Net income (loss) for the period	529.8		(15.5)	(76.9)	(92.4)	2.2	439.6
Attributable to owners of the Company	393.8		7.0	1.2	8.2	2.0	404.0
Attributable to non-controlling interests	136.0		(22.5)	(78.1)	(100.6)	0.2	35.6

Net income (loss) attributable to owners of the Company per share
- diluted	0.78		0.01	0.00	0.01	0.00	0.79
- basic	0.78		0.01	0.00	0.01	0.00	0.79

(€ million)	Year ended December 31, 2012, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IAS 19 R	Year ended December 31, 2012, re-presented
Net income (loss) for the year	529.8	(15.5)	(76.9)	(92.4)	2.2	439.6
Other items of comprehensive income not subsequently released to net income	(111.2)	0.0	4.4	4.4	5.9	(100.9)
Other items of comprehensive income subsequently released to net income	214.6	(1.3)	(23.5)	(24.8)	0.0	189.8
Total comprehensive income for the year	633.2	(16.8)	(96.0)	(112.8)	8.1	528.5

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Impact of the first-time application of these new standards on the Group consolidated statements of financial position for the periods presented

(€ million)	As of January 1, 2012, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IAS 19 R	As of January 1, 2012, re-presented

Goodwill	5,795.9	(172.9)	(826.8)	(999.7)	0.0	4,796.2
Concession intangible assets	4,629.1	(8.6)	(2,401.2)	(2,409.8)	0.0	2,219.3
Other intangible assets	1,280.8	(28.0)	(237.9)	(265.9)	0.0	1,014.9
Property, plant and equipment	8,488.3	(198.4)	(1,792.5)	(1,990.9)	0.0	6,497.4
Investments in joint ventures	0.0	237.6	2,706.1	2,943.7	(4.1)	2,939.6
Investments in associates	325.2	0.2	35.4	35.6	0.0	360.8
Non-consolidated investments	106.3	(32.4)	(8.5)	(40.9)	0.0	65.4
Non-current operating financial assets	5,088.3	(16.4)	(2,980.4)	(2,996.8)	0.0	2,091.5
Non-current derivative instruments - Assets	742.8	0.0	2.2	2.2	0.0	745.0
Other non-current financial assets	736.5	(28.1)	2,156.2	2,128.1	0.0	2,864.6
Deferred tax assets	1,263.9	(11.0)	(198.6)	(209.6)	10.7	1,065.0
Non-current assets	28,457.1	(258.0)	(3,546.0)	(3,804.0)	6.6	24,659.7

Inventories and work-in-progress	1,020.8	(21.5)	(334.8)	(356.3)	0.0	664.5
Operating receivables	11,427.6	(119.9)	(2,471.2)	(2,591.1)	0.0	8,836.5
Current operating financial assets	357.0	(5.0)	(186.8)	(191.8)	0.0	165.2
Other current financial assets	114.6	0.1	864.2	864.3	0.0	978.9
Current derivative instruments – Assets	48.1	0.0	1.5	1.5	0.0	49.6
Cash and cash equivalents	5,723.9	(85.8)	(612.7)	(698.5)	0.0	5,025.4
Assets classified as held for sale	3,256.5	0.0	(2,569.0)	(2,569.0)	0.0	687.5
Current assets	21,948.5	(232.1)	(5,308.8)	(5,540.9)	0.0	16,407.6

TOTAL ASSETS	50,405.6	(490.1)	(8,854.8)	(9,344.9)	6.6	41,067.3

Total equity attributable to owners of the Company	7,069.7	33.0	(31.2)	1.8	(64.0)	7,007.5
Total equity attributable to non-controlling interests	2,765.4	(104.2)	(1,121.5)	(1,225.7)	(6.9)	1,532.8
Equity	9,835.1	(71.2)	(1,152.7)	(1,223.9)	(70.9)	8,540.3

Non-current provisions	2,077.1	(75.4)	(285.4)	(360.8)	77.5	1,793.8
Non-current borrowings	16,706.7	(15.9)	(2,477.5)	(2,493.4)	0.0	14,213.3
Non–current derivative instruments – Liabilities	215.4	0.0	(58.6)	(58.6)	0.0	156.8
Deferred tax liabilities	1,891.1	(13.9)	(412.1)	(426.0)	0.0	1,465.1
Non-current liabilities	20,890.3	(105.2)	(3,233.6)	(3,338.8)	77.5	17,629.0

Operating payables	12,598.6	(111.2)	(2,589.6)	(2,700.8)	0.0	9,897.8
Current provisions	604.8	(3.0)	(68.2)	(71.2)	0.0	533.6
Current borrowings	3,942.3	(200.1)	11.0	(189.1)	0.0	3,753.2
Current derivative instruments – Liabilities	81.5	0.0	3.5	3.5	0.0	85.0
Bank overdrafts and other cash position items	440.2	0.6	(50.3)	(49.7)	0.0	390.5
Liabilities directly associated with assets classified as held for sale	2,012.8	0.0	(1,774.9)	(1,774.9)	0.0	237.9
Current liabilities	19,680.2	(313.7)	(4,468.5)	(4,782.2)	0.0	14,898.0

TOTAL EQUITY AND LIABILITIES	50,405.6	(490.1)	(8,854.8)	(9,344.9)	6.6	41,067.3

As of January 1st, 2012, the impact of application of these new standards on equity attributable to non-controlling interests mainly concerns the equity-accounting of companies previously accounted for using proportionate consolidation and particularly:

-

Water activities in Berlin in the amount of €(682.2) million

-

Dalkia International in the amount of €(278.6) million

-

Transdev Group in the amount of €(93.6) million

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

As of January 1st, 2012, the impact of application of these new standards on assets and liabilities classified as held for sale are mainly attributable to Transdev Group, previously accounted for using proportionate consolidation and now accounted for under the equity method.

(€ million)	As of December 31, 2012, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IAS 19 R	As of December 31, 2012, re-presented

Goodwill	4,795.0	(189.6)	(693.5)	(883.1)	0.0	3,911.9
Concession intangible assets	4,518.6	(8.2)	(2,137.3)	(2,145.5)	0.0	2,373.1
Other intangible assets	1,142.9	(6.6)	(210.0)	(216.6)	0.0	926.3
Property, plant and equipment	6,837.9	(200.1)	(1,931.5)	(2,131.6)	0.0	4,706.3
Investments in joint ventures	0.0	246.0	2,476.7	2,722.7	(1.5)	2,721.2
Investments in associates	441.5	(0.3)	36.5	36.2	0.0	477.7
Non-consolidated investments	77.4	(38.2)	7.8	(30.4)	0.0	47.0
Non-current operating financial assets	2,650.7	(17.4)	(417.4)	(434.8)	0.0	2,215.9
Non-current derivative instruments - Assets	277.6	0.0	2.4	2.4	0.0	280.0
Other non-current financial assets	589.0	(32.2)	1,884.5	1,852.3	0.0	2,441.3
Deferred tax assets	1,243.1	(13.0)	(220.0)	(233.0)	8.6	1,018.7
Non-current assets	22,573.7	(259.6)	(1,201.8)	(1,461.4)	7.1	21,119.4

Inventories and work-in-progress	1,018.4	(22.2)	(381.3)	(403.5)	0.0	614.9
Operating receivables	10,305.9	(125.0)	(1,607.0)	(1,732.0)	(0.1)	8,573.8
Current operating financial assets	202.0	(4.6)	(30.4)	(35.0)	0.0	167.0
Other current financial assets	944.8	(25.5)	569.3	543.8	0.0	1,488.6
Current derivative instruments – Assets	45.2	0.0	0.2	0.2	0.0	45.4
Cash and cash equivalents	5,547.8	(54.6)	(495.2)	(549.8)	0.0	4,998.0
Assets classified as held for sale	3,974.3	0.0	(2,500.9)	(2,500.9)	(3.8)	1,469.6
Current assets	22,038.4	(231.9)	(4,445.3)	(4,677.2)	(3.9)	17,357.3

TOTAL ASSETS	44,612.1	(491.5)	(5,647.1)	(6,138.6)	3.2	38,476.7

Total equity attributable to owners of the Company	7,152.1	41.9	(31.9)	10.0	(55.9)	7,106.2
Total equity attributable to non-controlling interests	1,973.6	(128.5)	(447.4)	(575.9)	(6.3)	1,391.4
Equity	9,125.7	(86.6)	(479.3)	(565.9)	(62.2)	8,497.6

Non-current provisions	2,092.7	(81.3)	(284.0)	(365.3)	65.5	1,792.9
Non-current borrowings	13,083.7	(5.2)	(947.2)	(952.4)	0.0	12,131.3
Non–current derivative instruments – Liabilities	235.1	0.0	(48.4)	(48.4)	0.1	186.8
Deferred tax liabilities	1,392.5	(13.1)	(368.9)	(382.0)	(0.2)	1,010.3
Non-current liabilities	16,804.0	(99.6)	(1,648.5)	(1,748.1)	65.4	15,121.3

Operating payables	11,598.7	(129.4)	(1,906.5)	(2,035.9)	0.0	9,562.8
Current provisions	543.0	(3.9)	(72.4)	(76.3)	0.0	466.7
Current borrowings	3,629.2	(168.9)	145.8	(23.1)	0.0	3,606.1
Current derivative instruments – Liabilities	71.8	0.0	1.8	1.8	0.0	73.6
Bank overdrafts and other cash position items	288.7	(3.1)	(32.9)	(36.0)	0.0	252.7
Liabilities directly associated with assets classified as held for sale	2,551.0	0.0	(1,655.1)	(1,655.1)	0.0	895.9
Current liabilities	18,682.4	(305.3)	(3,519.3)	(3,824.6)	0.0	14,857.8

TOTAL EQUITY AND LIABILITIES	44,612.1	(491.5)	(5,647.1)	(6,138.6)	3.2	38,476.7

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Impact of the first-time application of these new standards on the Group consolidated cash flow statements for the periods presented

(€ million)	CFS for the half-year ended June 30, 2012, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IAS 19 R	CFS for the half-year ended June 30, 2012, re-presented
Net cash from operating activities	820.0	(55.4)	(208.1)	(263.5)		556.5
Net cash used in investing activities	(396.3)	51.5	218.4	269.9	0.0	(126.4)
Net cash used in financing activities	(1,606.8)	31.2	17.2	48.4	0.0	(1,558.4)
Effect of foreign exchange rate changes and other	(42.6)	17.7	(10.6)	7.1	0.0	(35.5)
Net cash at the beginning of the period	5,283.7	(86.4)	(562.4)	(648.8)	0.0	4,634.9
Net cash at the end of the period	4,058.0	(41.4)	(545.5)	(586.9)	0.0	3,471.1

(€ million)	CFS for the year ended December 31, 2012, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IAS 19 R	CFS for the year ended December 31, 2012, re-presented
Net cash from operating activities	2,851.5	(111.6)	(761.6)	(873.2)	0.0	1,978.3
Net cash used in investing activities	427.9	58.1	552.4	610.5	0.0	1,038.4
Net cash used in financing activities	(3,114.8)	59.9	268.3	328.2	0.0	(2,786.6)
Effect of foreign exchange rate changes and other	(189.2)	28.5	41.0	69.5	0.0	(119.7)
Net cash at the beginning of the year	5,283.7	(86.4)	(562.4)	(648.8)	0.0	4,634.9
Net cash at the end of the year	5,259.1	(51.5)	(462.3)	(513.8)	0.0	4,745.3

1.1.4 Seasonality of Group activity

Group activities are, by nature, subject to seasonal changes combined with climatic conditions. Therefore, some of the Group’s activities are subject to seasonal changes. In the Energy Services division, Dalkia generates most of its operating income in the first and fourth quarters corresponding to heating periods in Europe. In the Water sector, water consumption for domestic use and wastewater treatment is higher between May and September in the Northern hemisphere, where Veolia Water conducts most of its business.

As a consequence, interim financial statements as of June 30, 2013 and key performance indicators like working capital reflect the impact of these factors and therefore may not be extrapolated over the whole year.

1.2 Basis of presentation as of June 30, 2013

The consolidated financial statements are presented in millions of euros, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and the entities it controls (its subsidiaries). The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, from January 1, to June 30, 2013, in accordance with uniform accounting policies and methods.

The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

1.3 Principles of Consolidation

1.3.1 Controlled entities

Veolia Environnement fully consolidates all entities over which it exercises control.

Definition of control

Control exists when the Group (i) holds power over an entity, (ii) is exposed or has rights to variable returns from its involvement with the entity and (iii) has the ability to use its power over the entity to effect the amount of its returns.

Full consolidation

The Group consolidates a subsidiary in its consolidated financial statements from the date it obtains control of the entity to the date it ceases to control the entity.

Non-controlling interests represent the equity in a subsidiary that is not directly or indirectly attributable to the Group.

Net income and each component of other comprehensive income are attributed to owners of the Company and to non-controlling interests. Total comprehensive income of subsidiaries is attributed to owners of the Company and to non-controlling interests, even if this results in non-controlling interests having a deficit balance.

Change in ownership interests in consolidated subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in a control change over the subsidiaries are accounted for as equity transactions, as they are transactions performed by shareholders acting in this capacity.

The effects of these transactions are recognized in equity at their net-of-tax amount and do not therefore impact the Consolidated Income Statement of the Group.

These transactions are presented in financing activities in the Cash Flow Statement.

1.3.2 Investments in joint ventures and associates

Definitions

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control of those policies.

A joint venture is ajoint arrangement whereby the parties that have joint control of the entity have rights to its net assets.

Equity method

The results and  assets and liabilities of associates or joint ventures are incorporated in the Group consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with the provisions of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

Under the equity method, the investment in the associate or joint venture is initially recognized at cost and is adjusted thereafter to recognize the Group’s share of the net income and other comprehensive income of the associate or joint venture.

An investment is accounted for using the equity method from the date on which the entity becomes an associate or joint venture. On acquisition of the investment in an associate or joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the entity’s identifiable assets and liabilities is recognized as goodwill. Any excess of the net fair value of the entity’s identifiable assets and liabilities over the cost of the investment is recognized in profit or loss.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Impairment tests

The requirements of IAS 39, Financial Instruments: Recognition and Measurement, are applied to determine whether it is necessary to test for impairment with respect to the investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36, Impairment of Assets.

Loss of significant influence or joint control

The equity method is discontinued from the date the investment ceases to be an associate or a joint venture. Where the Group retains a residual interest in the entity and that interest is a financial asset, the financial asset is measured at fair value at the date the investment ceases to be an associate or a joint venture.

Where an investment in an associate becomes an investment in a joint venture, or vice versa, the equity method continues to be applied and the change in ownership interest does not trigger remeasurement to fair value.

1.3.3 Investments in joint operations

Definition

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have direct rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Accounting for joint operations

As a joint operator in a joint operation, the Group recognizes in relation to its interest in the joint operation:

-

its assets, including its share of any assets held jointly

-

its liabilities, including its share of any liabilities incurred jointly

-

its revenue from the sale of its share of the output arising from the joint operation

-

its share of the revenue from the sale of the output by the joint operation

-

its expenses, including its share of any expenses incurred jointly

As a joint operator, the Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

Transactions with joint operations

When the Group transacts with a joint operation in which it is a joint operator, such as a sale or contribution of assets, the gains and losses resulting from this transaction are recognized only to the extent of other parties’ interests in the joint operation.

When the Group transacts with a joint operation in which it is a joint operator, such as a purchase of assets, the share of the gains and losses resulting from this transaction are not recognized until it resells those assets to a third party.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

1.4 Transactions impacting the consolidation scope

1.4.1 Business combinations and goodwill

Business combinations are recorded in accordance with the acquisition method as defined in IFRS 3.

Under this method, identifiable assets acquired and liabilities assumed of the acquiree are recorded at fair value at the acquisition date.

The goodwill arising from the business combination is measured as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and, where applicable, the fair value of any previously held interest, over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

This goodwill is measured in the functional currency of the company acquired and recognized in assets in the Consolidated Statement of Financial Position.

The Group may elect, on an individual transaction basis, at the acquisition date, to measure non-controlling interests either at fair value (full goodwill) or at the share in the fair value of the identifiable net assets of the company acquired.

Pursuant to IFRS, goodwill is not amortized but is subject to impairment tests performed annually or more frequently where there is evidence calling into question the net carrying amount recorded in assets in the Statement of Financial Position.

Where the terms and conditions of a business combination are advantageous, negative goodwill arises. The corresponding profit is recognized in net income at the acquisition date.

Acquisition-related costs are expensed in the period in which the costs are incurred and the services received.

Pursuant to the provisions of IFRS 3, the Group may finalize the recognition of the business combination during the measurement period. This period ends when all the necessary information has been obtained and no later than one year after the acquisition date.

In the absence of specific IFRS provisions on the creation of joint ventures, the Group applies the acquisition method set-out in IFRS 3, Business combinations, when accounting for acquisitions of joint ventures.

1.4.2 Assets/liabilities classified as held for sale, discontinued operations

IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, sets out the accounting treatment applicable to assets held for sale and presentation and disclosure requirements for discontinued operations.

The standard notably requires the separate presentation of assets held for sale in the Consolidated Statement of Financial Position at the lower of net carrying amount and fair value less costs to sell, where the criteria set-out in the standard are satisfied.

When the Group is committed to a sales process leading to the loss of control of a subsidiary, all assets and liabilities of that subsidiary are reclassified as held for sale where the standard classification criteria are met, irrespective of whether the Group retains a residual interest in the entity after sale.

When the Group is committed to a sales process involving an investment or a portion of an investment in an associate or joint venture, the investment or portion of the investment for sale is classified as held for sale from the date the standard classification criteria are met and the equity method is no longer applicable to its investment or portion of the investment classifies as held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place.  After the disposal takes place, the Group accounts for any retained interest in the associate or joint venture in accordance with IAS 39, unless the retained interest continues to be an associate or a joint venture, in which case it uses the equity method.

In addition, the standard requires the separate presentation in the Consolidated Income Statement of the results of discontinued operations for all comparative periods on a retrospective basis.

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and:

•

represents a separate major line of business or geographical area of operations;

•

is part of a single coordinated plan to dispose of a separate major line of business or major geographical area of operations or;

•

is a subsidiary acquired exclusively with a view to resale.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

1.5 Pension plans and other post-employment benefits

Veolia Environnement and its subsidiaries have several pension plans.

Defined contribution plans: plans under which the Group (or a Group entity) pays an agreed contribution to a separate entity, relieving it of any liability for future payments.

These obligations are expensed in the Consolidated Income Statement when due.

Defined benefit plans: all plans which do not meet the definition of a defined contribution plan. The net obligations of each Group entity are calculated for each plan based on an estimate of the amount employees will receive in exchange for services rendered during the current and past periods. The amount of the obligation is discounted to present value and the fair value of plan assets is deducted.

Where the calculation shows a plan surplus, the asset recognized is capped at the total of the discounted present value of profits, in the form of future repayments or reductions in plan contributions. The plan surplus is recognized in non-current financial assets.

Certain obligations of the Group or Group entities may enjoy a right to reimbursement, corresponding to a commitment by a third party to repay in full or in part the expenses relating to these obligations. This right to reimbursement is recognized in non-current financial assets.

The financing of defined benefit pension plans may lead the Group to make voluntary contributions to pension funds. Where applicable, these voluntary contributions are presented in Net cash from operating activities in the Consolidated Cash Flow Statement, in the same way as other employer contributions.

Employee obligations of the Group are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. They are determined based on the yield offered by bonds issued by top-quality companies (rated AA) or treasury bonds where the market is not liquid, with maturities equivalent to the average term of the plans valued in the relevant region. This results in the recognition of pension-related assets or provisions in the Consolidated Statement of Financial Position and the recognition of the related net expenses.

Pursuant to IAS 19 revised, Employee Benefits, actuarial gains and losses are recognized in other comprehensive income.

1.6 Translation of foreign entities' financial statements

The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Period-end exchange rate (one foreign currency unit = €xx)	As of June 30, 2013	As of June 30, 2012	As of December 31, 2012
U.S. Dollar	0.7645	0.7943	0.7579
Pound Sterling	1.1666	1.2395	1.2253
Chinese renminbi yuan	0.1246	0.1250	0.1216
Australian dollar	0.7057	0.8104	0.7867

Average exchange rate (one foreign currency unit = €xx)	Average exchange rate for the half-year ended June 30, 2013	Average exchange rate for the half-year ended June 30, 2012	Average exchange rate for the year ended December 31, 2012
U.S. Dollar	0.7613	0.7711	0.7778
Pound Sterling	1.1750	1.2158	1.2329
Chinese renminbi yuan	0.1230	0.1221	0.1233
Australian dollar	0.7715	0.7962	0.8056

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

1.7 Segment reporting

The operating segments are components of the Group that engage in activities and whose operating results are reviewed by the Chairman and Chief Executive Officer (Chief Operating Decision Maker) to make decisions about resources to be allocated to the segment and assess its performance.

Information presented to the Chief Operating Decision Maker is taken from the Group internal reporting system.

Following the first-time application of the new consolidation standards with effect from fiscal year 2013, the Group now accounts for joint ventures using the equity method and not the proportionate consolidation method, as previously. However, the Dalkia International and Chinese concession joint ventures form an integral part of the Group’s strategic development objectives. The operating performance of these joint ventures, based on proportional data, is reviewed by the Group Chairman and Chief Executive Officer to assess their performance and decided on the allocation of resources. Accordingly, these two joint ventures represent operating segments whose main financial aggregates are provided in the context of IFRS 8 disclosures.

The following operating segments are therefore presented by the Group:

•

The Water segment, including primarily drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

•

The Environmental Services segment, the main activities of which are the collection, processing and disposal of household, trade and industrial waste.

•

The Energy Services segment, including heat production and distribution, energy optimization and related services, and electricity production.

•

“Other Segments”, grouping together the activities of SNCM, Proactiva MedioAmbiente (joint venture with FCC) and the various Group holding companies.

•

Dalkia International, in the Energy Services segment and Chinese Concessions, in the Water segment.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

The announcement, on July 8, 2013 of the new organizational structure of the Group (see note 31) does not change the terms of performance monitoring nor resource allocation in progress for the year and therefore does not have an impact on segment reporting in 2013, and in particular in the condensed consolidated financial statements for the half-year ended June 30, 2013.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

2. Use of management estimates in the application of Group accounting standards

Veolia Environnement may be required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Future results may be different from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and previous periods if they are also affected by the change.

Accounting estimates underlying the preparation of the accounts were made in an uncertain economic and financial environment (volatile financial markets, government austerity measures, etc.) making economic forecasting more difficult. In this context, the interim consolidated financial statements for the period were prepared based on the current environment, particularly with respect to the estimates presented below.

Veolia Environnement must make assumptions and judgments when assessing the level of control exercised over certain investments and particularly when defining relevant activities and identifying substantial rights. These judgments are reassessed when the facts and circumstances change.

In preparing the consolidated financial statements of the Group, and more particularly the consolidated income statement, the Group is required to assess the activities of its equity-accounted entities, in order to decide whether they represent an extension of the nature of the Group’s businesses, i.e. Water, Energy Services and Environmental Services. These assessments impact the presentation of the share of net income (loss) of the entities in the consolidated income statement and are reviewed at each period end.

Pursuant to the provisions of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the Group must exercise judgment in determining whether the criteria for recognizing an asset or group of assets as held for sale are met. Furthermore, discontinued operations are identified with respect to criteria also defined in IFRS 5. These assessments are reviewed at each period end taking account of any changes in facts or circumstances.

Impairment tests are carried out on cash-generating units identified as at risk as of December 31, 2012 or presenting an indication of loss in value over the period. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Note 19 presents the impairment losses recognized in the accounts as of June 30, 2013.

Note 22 concerns the Group’s income tax expense. The income tax expense for the period is calculated by applying the estimated effective annual tax rate to the pre-tax income of the period, adjusted for any one-off items.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

At the June 2013 period-end, rates were reviewed taking account of current conditions and using the following procedures:

•

Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted-average cost of capital, calculated annually at the end of the first half-year. A specific risk premium is included in the calculation of the weighted average cost of capital of entities located in the following countries: Belgium, Spain, Ireland, Italy, Portugal, Slovakia and Slovenia.

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used consist of a risk-free interest rate and a risk premium specific to the underlying assets and liabilities;

•

Application of IAS 19 revised, Employee Benefits: commitments were measured using a range of market indices and, in particular the Iboxx index.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

3. Significant events and main acquisitions and divestitures

3.1 General context

In an economic context of falling activity levels in Europe, operating performance, while contrasted, resisted well during the first half of 2013.

The Group accelerated the implementation of its strategy through a vast program encompassing the optimization of the asset portfolio, the transformation of the Group and cost reductions.

3.2 Changes in Group structure

There were no major changes in group structure during the first half of 2013.

On June 7, 2013, the Group signed an agreement with Fomento de Construcciones y Contratas (FCC) with a view to acquiring 50% stake in Proactiva Medio Ambiente. The transaction is for a value of €150 million and will provide the Group with 100% of the share capital of Proactiva.

This acquisition remains subject to the customary conditions applicable to this type of transaction and completion is scheduled for the end of 2013 (see also note 27).

3.3 Acceleration of the implementation of the Veolia Environnement strategic plan

3.3.1 Transformation of the Group

The Group accelerated the implementation of its strategy through a vast transformation program to:

•

focus on activities where it can provide distinct added value,

•

speed up the development of activities performed for industrial customers,

•

strengthen its position in growth markets,

•

continue the development of its business models.

3.3.2 Asset portfolio optimization program

Withdrawal from the Transportation business

Together with its co-shareholder, the Caisse des dépôts et consignations, Veolia Environnement is continuing its withdrawal from Veolia Transdev, tailoring the industrial strategy, transfer of SNCM to Veolia Environnement, targeted balance sheet structure and refinancing strategy.

In the context of the negotiations on the change in the share ownership at Transdev, the Caisse des dépôts et consignations and Veolia Environnement announced, early July 2013, that they would extend until October 31, 2013 their agreement concluded on October 22, 2012.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Progress with the Group's withdrawal from the Transportation business is reflected as of June 30, 2013 by :

-

the retention of Transdev Group activities (excluding SNCM) in discontinued operations (see Note 23) and retention of the fair value of the relevant assets and liabilities pursuant to IFRS 5;

-

the retention of the Group’s investment in the SNCM joint venture in continuing operations.

The reference value of the joint venture Transdev Group, excluding SNCM, is unchanged from December 31, 2012, at €400 million for 100%.

Liabilities towards SNCM were provided for as of June 30, 2013.

Other divestitures

The Group continued to implement its strategy with in particular:

-

the divestiture of Eolfi’s European activities on February 28, 2013, presented in discontinued operations since December 31, 2012;

-

the divestiture of Veolia Water subsidiary in Portugal (Compagnie Générale des Eaux du Portugal – Consultadoria e Engenharia) on June 21, 2013, to Beijing Enterprises Water Group, for an enterprise value of €91 million. This company has been presented in assets held for sale since March 28, 2013, the date of signature of the agreement with the buyer;

-

the initial public offering on the Oman stock exchange of 35% (out of which 19.25% held by the Group) of the shares of Sharqiyah Desalinisation Company on June 13, 2013, resulting in the sale of 1,255,128 shares for €2.7 million. Following the loss of control of Sharqiyah Desalinisation Company and given the residual investment of 35.75%, this entity was equity accounted as of June 30, 2013. The impact on Group net financial debt is €(89) million.

Furthermore, some transactions are expected to be completed before the end December 31, 2013:

-

on March 7, 2013, Veolia Environnement, through its holding company Veolia Services à l'Environnement au Maroc, signed an agreement with the global investment fund Actis to sell its Moroccan water, wastewater and electricity services, operated by the concession companies Redal and Amendis, for an enterprise value of €370 million. Given the IFRS 5 accounting treatment of these activities as of December 31, 2012, this divestiture will reduce the Group’s debt by around €90 million in the second half of 2013.

-

on May 9, 2013, an agreement was signed by Veolia Environnement and Harkand Global Holdings Limited for the sale of Marine Services activities. Given the progress with the divestiture process, Marine Services activities were maintained as assets and liabilities held for sale, as of June 30, 2013 ;

-

negotiations with the Land of Berlin were initiated to determine the terms of the Group’s full withdrawal from the water activities in Berlin. The contribution of Water activities in Berlin was reclassified in discontinued operations as of June 30, 2013, given progress with the divestiture process.

3.4 Group financing

3.4.1 Issuance of subordinated perpetual hybrid debt in Euros and Pound Sterling

At the beginning of January 2013, Veolia Environnement issued deeply subordinated perpetual hybrid debt denominated in euros and pound sterling (€1 billion at 4.5% yield and £400 million at a 4.875% yield, redeemable from April 2018). This transaction enables the Group to reinforce its financial structure in conjunction with its transformation while strengthening its credit ratios. This issuance is treated as equity in the Group’s consolidated IFRS accounts.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

3.4.2 Financing of Dalkia’s international activities

On February 15, 2013, an agreement related to the financing of its subsidiary, Dalkia International was signed between Veolia Environnement and EDF.

This agreement entered into effect on February 27, 2013 and provided for (i) the issuance of €600 million in deeply-subordinated bonds by Dalkia International, to which its shareholders subscribed in proportion to their direct interest in the capital i.e. €144 million for EDF and €456 million for Dalkia respectively, financed by a long-term loan from Veolia Environnement, as well as (ii) increased information rights for the shareholders of Dalkia International notably through the creation of an audit committee.

3.4.3 Buyback of US dollar and euro-denominated bond lines

At the beginning of June 2013, Veolia Environnement performed partial buybacks of its bond lines: €200 million of the euro-denominated bond line paying a coupon of 5.25% and maturing in April 2014, €103 million of the euro-denominated bond line paying a coupon of 4.0% and maturing in February 2016, €86 million of the euro-denominated bond line paying a coupon of 4.375% and maturing in January 2017, €129 million of the euro-denominated bond line paying a coupon of 5.375% and maturing in May 2018, €109 million of the euro-denominated bond line paying a coupon of 4.375% and maturing in December 2020 and USD 94 million of the USD-denominated bond line paying a coupon of 6.0% and maturing in June 2018.

The total cost of these buybacks of €43 million was recorded in net finance costs.

These transactions form part of the active debt management and financing cost optimization strategy adopted by Veolia Environnement to reduce the cost of carry of available cash following the divestitures performed in 2012.

3.4.4 Dividend payment

Following approval at the Annual General Meeting of Shareholders of May 14, 2013, the Group offered shareholders a choice of payment of the dividend in cash or shares. The share payment option was taken up for 64.86% of coupons payable, resulting in the creation of 26,788,859 shares representing approximately 4.88% of share capital and 5.01% of voting rights. Accordingly, the dividend payment in cash totaled €127.5 million and was paid on or after June 14, 2013.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

3.5 Other major events

3.5.1 European Commission Investigation

In a decision dated April 23, 2013, the European Commission after reviewing the documents filed, decided to close the procedure opened in 2010 into suspicions of the existence of a cartel and abuse of a dominant position in the water distribution and wastewater treatment delegated management sector in France.

3.5.2 SNCM – European Commission

On June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica, in the context of the public service delegation for the 2007-2013 period, were in line with the European Union state aid rules.  In a decision dated May 2, 2013, the Commission found the subsidies received for the “basic service” to be compatible with state aid rules but ordered France to recover certain aids received by SNCM for the “additional service”.  According to the Commission, these aids could amount to approximately €220 million. On July 12, 2013, the French state filed, respectively with the General Court of the European Union and with its president, a motion to dismiss the decision of the Commission and a motion for stay of its execution. SNCM is currently considering its appeal options. To the knowledge of the Group, the French authorities have not, to date, implemented the decision dated May 2, 2013 against SNCM.

In addition, on June 12, 2013, the French parliament created a commission of inquiry into the conditions of the SNCM privatization.

3.5.3 Italy

Environmental Services

In April 2012, the group of companies Veolia Servizi Ambientali Tecnitalia S.p.a. (“VSAT”), which specializes in waste incineration in Italy, filed a request for an amicable settlement procedure, called concordato preventivo di gruppo (“CPG”), as a result of the severe economic imbalances in the concession contracts of its two principal subsidiaries, Termo Energia Calabria (“TEC”) and Termo Energia Versilia (“TEV”), and as result of chronic late payments by the concession authorities.

On March 20, 2013, La Spezia Civil Court acknowledged that the majority of creditors, in number and in value, had voted in favor of the CPG.  A hearing to discuss objections was held on May 20, 2013.

The above described events did not have a material financial impact on the Company’s consolidated financial statements as at June 30, 2013.

Energy Services

On April 3, 2012, our Italian Energy Services company, Siram, had its premises searched as part of an investigation of Polytechnic Laboratory of Research SCaRL ("Polare"), among others. Siram had in the past solicited research services from Polare, which gave rise to research tax credits

During the summer of 2012, Siram applied for a tax clearance procedure in respect of such research tax credits for an amount of €5.6 million. Siram is currently considering whether to apply for a further tax clearance for an amount of €2.4 million.

Concomitantly, in August 2012, Polare brought an action against Siram before the Venice civil court seeking payment of allegedly unpaid receivables and interim provisional enforcement.  The Venice court, which was not informed of the investigation of Polare (which has since been closed), ordered the payment of €2.8 million.  However, on August 29, 2012, Siram was granted a suspension of this provisional enforcement and counterclaimed for the repayment of substantially all of the advance payments made to Polare, which equal approximately €10 million.  A hearing was held on June 26, 2013, during which the case was postponed sine die.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

4. Goodwill

Goodwill breaks down as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Gross	4,497.4	4,567.9
Impairment losses	(703.9)	(656.0)
NET	3,793.5	3,911.9

Net carrying amounts of goodwill by division during the first six months of 2013 break down as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Water	1,694.7	1,718.6
Environmental Services	1,714.0	1,808.4
Energy Services	374.0	374.0
Other	10.8	10.9
GOODWILL	3,793.5	3,911.9

The €118.4 million decrease in goodwill is mainly attributable to:

•

foreign exchange translation losses of €(64.6) million, mainly attributable to the evolution against the euro of the pound sterling, Australian dollar and Czech crown in the amount of €(38.7) million, €(9.3) million and €(7.0) million, respectively;

•

Impairment losses recognized in the Environmental Services Division in Germany of €(48.5) million.

Impairment tests for the half-year ended June 30, 2013

Goodwill and other intangible assets with an indefinite useful life are subject to annual impairment tests, in accordance with the Group timetable.

Nevertheless, as part of June 30, 2013 period-end procedures, tests were performed on:

a)

the cash-generating units identified as presenting risk during the 2012 annual accounts closing process, as part of sensitivity tests; and,

b)

the cash-generating units presenting an indication of loss in value during the first six months of 2013.

There has been no change in the methodology used to calculate the recoverable amount of cash-generating units.

The tests conducted take into account the most recent revised data forecasts and the discount rates adopted as of June 30, 2013.

Discount rates in the main countries are as follows:

France	6.5%	United Kingdom	6.4%
United States	6.3%	China	8.7%
Germany	6.5%	Italy	8.7%

These tests led to the recognition of impairment losses of €(48.5) million in the Environmental Services division in Germany as of June 30, 2013, under the combined effect of an evident decrease in the paper price and collecting volumes in the industrial and commercial sectors.

As of June 30, 2013, accumulated impairment losses totaled €(703.9) million and mainly concerned goodwill of:

•

the Energy Services division in the United States €(162.9) million ;

•

the Environmental Services division in Germany €(391.5) million and in Italy €(64.0) million ;

•

the Water division in the United Kingdom €(49.1) million.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

5. Concession intangible assets

Concession intangible assets by Segment break down as follows:

(€ million)	As of June 30, 2013			Net carrying amount as of December 31, 2012, re-presented
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	2,579.4	(1,188.2)	1,391.2	1,478.8
Environmental Services	856.8	(381.6)	475.2	460.5
Energy Services	797.3	(345.7)	451.6	433.8
Other	-	-	-	-
CONCESSION INTANGIBLE ASSETS	4,233.5	(1,915.5)	2,318.0	2,373.1

The €55.1 million decrease in the net carrying amount of concession intangible assets is mainly attributable to:

•

additions in the amount of €168.1 million (including €88.4 million in the Water division) ;

•

offset by amortization charges and impairment losses of €132.1 million and the disposal of Water division activities in Portugal in the amount of €71.1 million ;

•

foreign exchange translation losses of €(16.3) million (mainly attributable to fluctuations against the euro of the pound sterling).

6. Other intangible assets

Other intangible assets break down as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012 re-presented
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	14.8	14.9
Intangible assets with a definite useful life, gross	2,887.8	2,914.3
Amortization and impairment losses	(2,051.5)	(2,002.9)
INTANGIBLE ASSETS WITH AN DEFINITE USEFUL LIFE, NET	836.3	911.4
INTANGIBLE ASSETS, NET	851.1	926.3

The €75.2 million decrease in the net carrying amount of other intangible assets is mainly attributable to

•

additions in the amount of €26.8 million, including software for €18.1 million;

•

amortization charges of €93.8 million.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

7. Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during the first six months of 2013 are as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012 re-presented
Property, plant and equipment, gross	11,512.8	11,608.9
Amortization and impairment losses	(6,986.7)	(6,902.6)
PROPERTY, PLANT AND EQUIPMENT, NET	4,526.1	4,706.3

The €180.2 million decrease in property, plant and equipment is mainly attributable to:

•

additions of €277.7 million (including €68.7 million in the Water division, €147.8 million in the Environmental Services division and €53.5 million in the Energy Services division);

•

disposals of €21.9 million (including €17.3 million in the Environmental Services division);

•

foreign exchange translation losses of €55.4 million (including losses of €11.3 million in the Water division and €48.8 million in the Environmental Services division and gains of €4.6 million in the Energy Services division);

•

and amortization charges of €352.1 million.

Property, plant and equipment by division break down as follows:

	As of June 30, 2013			Net carrying amount as of December 31, 2012, re-presented
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	2,661.1	(1,683.9)	977.2	1,005.8
Environmental Services	7,357.0	(4,869.3)	2,487.7	2,609.9
Energy Services	1,245.8	(319.1)	926.7	951.2
Other	248.9	(114.4)	134.5	139.4
PROPERTY, PLANT AND EQUIPMENT	11,512.8	(6,986.7)	4,526.1	4,706.3

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Property, plant and equipment by class of assets break down as follows:

(€ million)	As of June 30, 2013			Net carrying amount as of December 31, 2012, re-presented
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	841.8	(433.3)	408.5	424.8
Buildings	2,035.2	(1,104.9)	930.3	974.0
Technical installations, plant and equipment	5,080.2	(2,994.7)	2,085.5	2,162.6
Travelling systems and other vehicles	1,624.6	(1,238.3)	386.3	425.9
Other property, plant and equipment	1,467.6	(1,212.8)	254.8	274.2
Property, plant and equipment in progress	463.4	(2.7)	460.7	444.8
PROPERTY, PLANT AND EQUIPMENT	11,512.8	(6,986.7)	4,526.1	4,706.3

8. Investments in joint ventures

(€ million)	Share of equity			Share of net income
	As of June 30, 2013	As of December 31, 2012 Re-presented	As of January 1, 2012 Re-presented	Half-year ended June 30, 2013	Year ended December 31, 2012 Re-presented	Half-year ended June 30, 2012 Re-presented
Dalkia International	820.5	787.4	933.4	59.5	(119.8)	(82.8)
Chinese Water concessions	1,409.3	1,377.9	1,368.7	10.4	20.1	8.8
Other	553.4	555.9	637.5 (*)	27.1	39.5	(5.0) (**)
Total	2,783.2	2,721.2	2,939.6	97.0	(60.2)	(79.0)
o/w share of net income (loss) of equity-accounted entities in continuing operations				96.8	(56.3)	(42.9)
o/w share of net income (loss) of equity-accounted entities in discontinued operations				0.2	(3.9)	(36.1)
(*) o/w Water activities in Berlin: €45.9 million as of January 1, 2012 (**) o/w Water activities in Berlin: €7.9 million for the half-year ended June 30, 2012

8.1 Material joint ventures

The Group’s material joint ventures as of June 30, 2013 are as follows:

-

Dalkia International in the Energy Services Division, operating primarily in Italy, Poland, the Czech Republic and the Baltic countries ;

-

the Chinese concessions in the Water division, comprising a combination of approximately twenty separate legal entities in which the Group holds interests of between 21% and 50% as of June 30, 2013; the most significant concessions, in terms of revenues, are Shenzhen (25% interest) and Shanghai (50% interest).

Summarized financial information (at 100%) in respect of the Group’s material joint ventures is set out below. The summarized financial information below represents amounts shown in the joint ventures’ financial statements prepared in accordance with IFRSs, adjusted to reflect fair value adjustments made during the acquisition and adjustments recorded to comply with Group accounting principles.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Summarized financial information - Dalkia International joint venture	As of June 30, 2013	As of December 31, 2012	As of January 1, 2012

Current assets	3,188.7	2,990.0	3,016.4
Non-current assets	4,096.9	4,268.8	4,091.7
TOTAL ASSETS	7,285.6	7,258.8	7,108.1
Equity attributable to owners of the Company	2,026.6	1,989.4	2,182.8
Equity attributable to non-controlling interests	359.2	376.1	387.7
Current liabilities	2,216.3	2,744.7	2,214.0
Non-current liabilities	2,683.5	2,148.7	2,323.6
TOTAL EQUITY AND LIABILITIES	7,285.6	7,258.8	7,108.1

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	1,132.7	792.9	649.9
Current financial liabilities (excluding trade and other payables and provisions)	750.3	959.7	434.4
Non-current financial liabilities (excluding trade and other payables and provisions)	2,272.2	1,733.3	1,927.3

INCOME STATEMENT	Half-year ended June 30, 2013	Half-year ended June 30, 2012
Revenue	2,436.6	2,531.7
Operating income	211.6	35.5
o/w amortization charge	(102.3)	(105.1)
Net income (loss) from continuing operations	115.9	(79.4)
Net income (loss) attributable to non-controlling interests	(37.4)	(30.0)
Net income (loss) for the period	78.5	(109.4)
Other comprehensive income for the period	(44.6)	40.7
Total comprehensive income for the period	33.9	(68.7)

DIVIDENDS	Half-year ended June 30, 2013	Half-year ended June 30, 2012
Dividends received from the joint venture	0	0

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Reconciliation of the above summarized financial information on the Dalkia International joint venture to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

(€ million)	As of June 30, 2013	As of December 31, 2012	As of January 1, 2012

Net assets of the Dalkia International joint venture	2,026.6	1,989.4	2,182.8
Proportion of the Group’s ownership interest in the Dalkia International joint venture	75.80%	75.80%	75.81%
Goodwill	335.0	348.6	348.8
Other adjustments (*)	1,050.7	1,069.2	1,070.2

Carrying amount of the Group’s interest in the Dalkia International joint venture	820.5	787.4	933.4

(*) Other adjustments presented in the reconciliation between summarized financial information of Dalkia International Group and the carrying amount of the interest in the joint venture is primarily attributable to capital gains recorded historically by Dalkia France when transferring foreign subsidiaries to Dalkia International and eliminated at Group level.

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012

Net income (loss) for the period of the Dalkia International joint venture	78.5	(109.4)
Proportion of the Group’s ownership interest in the Dalkia International joint venture	75.80%	75.81%

Group share of net income (loss) for the period of the Dalkia International joint venture	59.5	(82.8)

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Summarized financial information – Chinese Water concessions joint venture	As of June 30, 2013	As of December 31, 2012	As of January 1, 2012

Current assets	998.2	886.1	888.3
Non-current assets	4,870.3	4,782.7	4,814.5
TOTAL ASSETS	5,868.5	5,668.8	5,702.8
Equity attributable to owners of the Company	2,971.9	2,900.7	2,871.8
Equity attributable to non-controlling interests	238.9	231.7	232.5
Current liabilities	1,533.2	1,358.7	1,381.4
Non-current liabilities	1,124.5	1,177.7	1,217.1
TOTAL EQUITY AND LIABILITIES	5,868.5	5,668.8	5,702.8

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	413.7	378.6	412.8
Current financial liabilities (excluding trade and other payables and provisions)	643.7	509.4	541.1
Non-current financial liabilities (excluding trade and other payables and provisions)	630.1	698.2	746.5

INCOME STATEMENT	Half-year ended June 30, 2013	Half-year ended June 30, 2012
Revenue	697.1	672.8
Operating income	83.5	73.6
o/w depreciation and amortization	(69.4)	(65.9)
Net income (loss) from continuing operations	37.9	27.5
Net income (loss) attributable to owners of the company	37.9	27.5
Net income (loss) attributable to non-controlling interests	(3.5)	1.6
Net income(loss) for the period	34.4	29.1
Other comprehensive income for the period	82.9	71.1
Total comprehensive income for the period	117.3	100.2

DIVIDENDS	Half-year ended June 30, 2013	Half-year ended June 30, 2012
Dividends received from the joint venture	8.2	8.2

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Reconciliation of the above summarized financial information on the Chinese Water concessions to the carrying amount of the interest in these joint ventures recognized in the consolidated financial statements:

(€ million)	As of June 30, 2013	As of December 31, 2012	As of January 1, 2012

Net assets of the Chinese Water concessions joint venture	2,971.9	2,900.7	2,871.8
Proportion of the Group’s ownership interest in the Chinese concessions joint venture	30.24%	30.24%	30.24%
Goodwill	268.2	261.9	263.9
Other adjustments (specify)	242.4	238.8	236.4

Carrying amount of the Group’s interest in the Chinese Water concessions joint venture	1,409.3	1,377.9	1,368.7

As the Chinese Water concessions are a combination of approximately twenty individual concessions, in which the Group holds percentage interests varying from 21% to 50%, the percentage interest indicated in the above reconciliation is a weighted-average rate of the contribution of each concession within the combination.

Accordingly, the “Other adjustments” line in the reconciliation of the summarized financial information on the Chinese Water concessions as a whole, to their carrying amount in the consolidated statement of financial position, represents the adjustment between the share in net assets obtained by applying the combined percentage interest for all Chinese Water concessions and the share in net assets recognized in the financial statements, calculated using the effective interest held in each of the Chinese concessions individually.

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012

Net income (loss) for the period of the Chinese Water concessions joint venture	34.4	29.1
Proportion of the Group’s ownership interest in the Chinese Water concessions joint venture	30.24%	30.24%

Group share of net income (loss) for the period of the Chinese Water concessions joint venture	10.4	8.8

8.2 Other joint ventures

The Group also holds interests injoint ventures (that are not individually material) with a total net carrying amount of €553.4 million as of June 30, 2013.

The Group’s share of the different net income components of these joint ventures is as follows:

(€ million)	Half-year ended June 30, 2013	Year ended December 31, 2012
Group share of net income (loss) from continuing operations	26.9	31.1
Group share of post-tax net income (loss) from discontinued operations	0.2	(36.1)
Group share of other comprehensive income	5.4	(8.4)
Group share of total comprehensive income	32.5	(13.4)

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Unrecognized share of losses of joint ventures

As all joint ventures are partnerships in which the Group exercises joint control, the share of any losses is recognized in full.

9. Investments in associates

(€ million)	Share of equity			Share of net income
	As of June 30, 2013	As of December 31, 2012 Re-presented	As of January 1, 2012 Re-presented	Half-year ended June 30, 2013	Year-ended December 31, 2012 Re-presented	Half-year ended June 30, 2012 Re-presented
Berlin	0	44.3	0	9.6	4.2	0
Other	431.6	433.4	360.8	12.3	24.7	4.8
Total	431.6	477.7	360.8	21.9	28.9	4.8
o/w share of net income (loss) of equity-accounted entities in continuing operations				12.3	24.4	4.6
o/w share of net income (loss) of equity-accounted entities in discontinued operations				9.6	4.5	0.2

The Group exercised joint control over the entity RVB/BwB until the end of October 2012. This entity is now accounted for as a joint venture. At the end of October 2012, the Berlin parliament adopted a resolution concerning the purchase of RVB shares by the Land of Berlin from RWE. The transfer of shares between RWE and the Land of Berlin was completed on October 30, 2012, leading to:

•

the loss of joint control exercised by the group over the RVB/BWB entity: the Land of Berlin now owns 75.05% of BWB (the Berlin water management company) and obtained new appointment rights within the governance bodies, conferring on it financial and operating control of these entities. Veolia Environnement nonetheless retains significant influence through its presence in these same governance bodies ;

•

the accounting by equity method of the Group’s shareholding with effect from October 31, 2012.

As a reminder, the total value of the investment in Berlin Water activities was €619.9 million as of December 31, 2012, including €44.3 million recognized in “Investments in associates” and €575.6 million recognized in financial receivables.

During the second quarter of 2013, Veolia Environnement entered into discussions with the Land of Berlin to define the terms of its full withdrawal. Progress with negotiations and the timetable drawn-up by the parties provide for the completion of the transaction before the end of the fiscal year.

Given progress with the divestiture process, the entire investment in Water activities in Berlin was considered to satisfy IFRS 5 criteria and was therefore classified in assets and liabilities held for sale and the Group’s share in net income was classified in discontinued operations.

The Group also holds interests in associates (that are not individually material) with a total carrying amount of €431.6 million, as of June 30, 2013.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

10. Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts and from the application of IFRIC 4.

Movements in the net carrying amount of current and non-current operating financial assets during the first six months of 2013 are as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Gross	2,066.4	2,263.7
Impairment losses	(66.0)	(47.8)
NON-CURRENT OPERATING FINANCIAL ASSETS	2,000.4	2,215.9
Gross	154.6	167.0
Impairment losses	-	-
CURRENT OPERATING FINANCIAL ASSETS	154.6	167.0
CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS	2,155.0	2,382.9

The €227.9 million decrease in operating financial assets during the first six months of 2013 is primarily due to:

•

new operating financial assets for €78.6 million, mainly representing an increase in financial receivables for pre-existing contracts (mainly in the Water division for € 20.4 million and the Energy Services division for € 30.3 million).

•

principal payments on operating financial assets for €94.5 million (particularly in the Water Services division for €43.9 million and in the Energy Services division for €34.3 million);

•

the change in consolidation scope following the initial public offering of Sharqiyah (Oman) in the amount of -€113.6 million (see Note 3);

•

foreign exchange translation losses of €(39.9) million, primarily due to movements in the pound sterling in the amount of €(22.5) million and Korean won in the amount of €(18.1) million.

The breakdown of current and non-current operating financial assets by division is as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented	As of June 30, 2013	As of December 31, 2012, re-presented	As of June 30, 2013	As of December 31, 2012, re-presented
Water	1,000.3	1,152.0	60.5	64.1	1,060.8	1,216.1
Environmental Services	622.5	635.6	50.7	52.3	673.2	687.9
Energy Services	292.8	332.7	40.3	47.6	333.1	380.3
Other	84.8	95.6	3.1	3.0	87.9	98.6
OPERATING FINANCIAL ASSETS	2,000.4	2,215.9	154.6	167.0	2,155.0	2,382.9

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

11. Other non-current and current financial assets

Movements in the value of other non-current and current financial assets during the first six months of 2013 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2013	As of December 31, 2012, re-presented	As of June 30, 2013	As of December 31, 2012	As of June 30, 2013	As of December 31, 2012, re-presented
Gross	1,984.2	2,477.4	1,747.4	1,511.7	3,731.6	3,989.1
Impairment losses	(67.6)	(69.3)	(25.3)	(25.5)	(92.9)	(94.8)
FINANCIAL ASSETS IN LOANS AND RECEIVABLES	1,916.6	2,408.1	1,722.1	1,486.2	3,638.7	3,894.3
OTHER FINANCIAL ASSETS	28.2	33.2	2.3	2.4	30.5	35.6
TOTAL OTHER FINANCIAL ASSETS	1,944.8	2,441.3	1,724.4	1,488.6	3,669.2	3,929.9

The €260.7 million decrease in other non-current and current financial assets in the first half of 2013 is mainly due to:

-

new non-current financial assets of €491.4 million, out of which €456.0 million in the Energy Services Division, with respect to the issuance of deeply subordinated securities (see note 3.4.2.);

-

activity changes for €(139.8) million including principal payments of the loan VE SA to Dalkia International for €(202.2) million ;

-

the transfer of Water activities in Berlin to assets and liabilities held for sale in the amount of €(542.8) million;

-

foreign exchange losses of €(59.4) million.

As disclosed in Note 3, Dalkia and EDF shareholders concluded an agreement. This agreement provided for the issuance of €600 million in deeply subordinated bonds convertible into shares, subscribed by each shareholder in the amount of its direct share capital interest. The bonds subscribed by Dalkia were financed by Veolia Environnement in the amount of €456 million (interests excluded).

As of June 30, 2013, the main non-current financial assets in loans and receivables represented loans granted to joint-ventures accounted for using the equity method for a total amount of €3,302.3 million against €2,984.8 million as of December 31, 2012.

These loans mainly concerned:

-

Dalkia International for €2,229.4 million as of June 30, 2013 against €2,008.4 million as of December 31, 2012;

-

Transdev group for €909.0 million as of June 30, 2013 against €901.4 million as of December 31, 2012.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

12. Working capital

Movements in net working capital during the first six months of 2013 are as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Inventories and work-in-progress, net	647.0	614.9
Operating receivables, net	8,295.5	8,573.8
Operating payables, net	8,523.2	9,562.8
NET WORKING CAPITAL	419.3	(374.1)

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure).

The €793.4 million change in Net working capital presented above includes the change in “operating” working capital presented under Changes in working capital in the cash flow statement of €719.2 million, the change in “tax” working capital included in Income taxes paid in the cash flow statement of €14.6 million, and the change in “investment” working capital included under Industrial investments in the cash flow statement of €59.6 million.

The change in net working capital is primarily due to:

•

the seasonal nature of the Group's activities (net working capital as of June 30, 2012 was €203.4 million);

•

a limited lengthening of days sales outstanding especially with public authorities;

•

contractual changes to billing terms and conditions of major customers in the Water division, in France.

13. Cash and cash equivalents

Movements in cash and cash equivalents during the first six months of 2013 are as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Cash	458.6	617.5
Cash equivalents	3,224.8	4,380.5
CASH AND CASH EQUIVALENTS	3,683.4	4,998.0

Bank overdrafts and other cash position items	260.9	252.7

Net cash	3,422.5	4,745.3

Investment supports used by the Group include UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit, treasury notes with a maturity of less than three months and monetary notes), as well as the term deposit accounts held with leading commercial banks.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

As of June 30, 2013, the Water division held cash of €245.8 million, the Environmental Services division held cash of €113.3 million, the Energy Services division held cash of €25.9 million, Veolia Environnement SA held cash of €36.3 million and certain subsidiaries (primarily insurance) held cash of €37.3 million.

As of June 30, 2013, cash equivalents were primarily held by Veolia Environnement SA (in the amount of €3,109.2 million). They included monetary UCITS of €1,820.9 million, negotiable debt instruments (bank certificates of deposit, treasury notes with a maturity of less than three months and monetary notes) of €214.7 million and term deposit accounts of €1,073.6 million.

The decrease in net cash primarily reflects bond redemptions and the payment of the Veolia Environnement dividend to shareholders.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

14. Equity

14.1 Equity attributable to owners of the Company

Share capital

The share capital is fully paid up.

Share capital increases

As of June 30, 2013, Veolia Environnement performed a share capital increase of €227.3 million (net of issue costs) via the payment of scrip dividends. As decided at the Annual General Meeting of Shareholders of May 14, 2013, the Group offered shareholders a choice of payment of the dividend in cash or shares. Elections for the payment of dividends in shares led to the creation of 26,788,859 shares.

Number of shares outstanding and par value

The number of shares outstanding is 548,875,708 as of June 30, 2013, compared with 522,086,849 as of June 30, 2012 and 522,086,849 as of December 31, 2012 (including treasury shares held by Veolia Environnement). The par value of each share is €5.

Offset of treasury shares against equity

The Group held 14,237,927 of its own shares as of June 30, 2013, representing 2.59% of the Company’s share capital. The Group also held 14,237,927 of its own shares as of December 31, 2012, representing 2.73% of the Company’s share capital. Veolia Environnement did not perform any purchase or sales transactions in its own shares in the first half of 2013.

Appropriation of net income and dividend distribution

A dividend of €355.5 million was distributed by Veolia Environnement SA, appropriated from Additional paid-in capital and consolidated reserves. 2012 Net income attributable to owners of the Company of €404.0 million was appropriated to Consolidated reserves.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Foreign exchange translation reserves

As of June 30, 2013, the €55.5 million decrease in foreign exchange translation reserves (portion attributable to owners of the Company) mainly concerned the pound sterling for €(46.8) million.

Accumulated foreign exchange translation reserves as of June 30, 2013 totaled €166.8 million (portion attributable to owners of the Company), including €90.1 million for the U.S. dollar, €(178.1) million for the pound sterling, €305.1 million for the Chinese renminbi yuan, €67.1 million for the Czech crown, €49.5 million for the Australian dollar and €(63.4) million for the Hong Kong dollar and €(103.5) million for other currencies.

Movements in foreign exchange translation reserves (attributable to owners of the Company and non-controlling interests) are as follows:

(€ million)	Total	Attributable to owners of the Company
As of December 31, 2012, re-presented	320.2	222.3
Translation differences on the interim financial statements of entities drawn up in a foreign currency	(81.9)	(72.3)
Translation differences on net foreign investments	19.0	16.8
Movements during the first six months of 2013	(62.9)	(55.5)
Translation differences on the interim financial statements of entitiesdrawn up in a foreign currency	397.9	308.0
Translation differences on net foreign investments	(140.6)	(141.2)
As of June 30, 2013	257.3	166.8

Fair value reserves

Fair value reserves attributable to owners of the Company are €(43.3) million as of June 30, 2013.

As of June 30, 2013, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings and commodity derivatives.

Actuarial gains or losses on pension obligations

The change in actuarial gains or losses on pension obligations, for the portion attributable to owners of the Company, represents an actuarial loss of €35.2 million as of June 30, 2013 (actuarial loss of €53.1 million as of June 30, 2012) largely due to the changes in discount and inflation rates in United Kingdom.

14.2 Non-controlling interests

A breakdown of movements in non-controlling interests is presented in the Statement of changes in equity.

The increase in non-controlling interests in the first six months of 2013 was primarily due to the net income of the period offset by dividends distribution to subsidiaries and changes in scope of consolidation.

14.3 Deeply subordinated securities

As disclosed in Note 3, in January 2013 Veolia Environnement issued deeply subordinated perpetual securities in euros and pound sterling redeemable from April 2018. The issue comprised a euro tranche of €1 billion at 4.5% yield and a pound sterling tranche of £400 million at 4.875% yield.

This issue is recognized in equity in accordance with IAS 32 and given its intrinsic terms and conditions.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

15. Non-current and current provisions

Pursuant to IAS 37, provisions maturing after more than one year are discounted. Changes in discount rates applied to “Provisions for site closure and post-closure costs”, which make up the majority of non-current provisions, are as follows:

Discount rates

(%)	As of June 30, 2013	As of December 31, 2012
Euros
2 to 5 years	2.78	3.28
6 to 10 years	4.03	4.43
More than 10 years	5.09	5.42
U.S. Dollar
2 to 5 years	3.16	3.59
6 to 10 years	4.34	4.53
More than 10 years	5.38	5.53
Pound Sterling
2 to 5 years	3.60	4.17
6 to 10 years	4.65	4.98
More than 10 years	5.58	5.77

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Movements in provisions during the first six months of 2013 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2013	As of December 31, 2012, re-presented	As of June 30, 2013	As of December 31, 2012, re-presented	As of June 30, 2013	As of December 31, 2012, re-presented
Provisions excluding pensions and other employee benefits	1,107.2	1,053.2	455.8	466.7	1,563.0	1,519.9
Provisions for pensions and other employee benefits	728.1	739.7	-	-	728.1	739.7
TOTAL	1,835.3	1,792.9	455.8	466.7	2,291.1	2,259.6

Provisions increased globally by €31.5 million in the first half-year.

Movements of provisions excluding pensions and other employee benefits are not individually material and do not give rise to any comments.

Material movements during the half-year primarily concern provisions for pensions and other employee benefits: provision reversal of €71.1 million, including €40.3 million in respect of Veolia Environnement SA following the modification of a pension plan(see below), offset by actuarial gains of €42.4 million, tied primarily to changes in discount rates in the United Kingdom.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

On March 14, 2013, the Board of Directors approved, having received a favorable opinion from the Works Committee and at the recommendation of the Nominations and Compensation Committee, the closure of the supplementary defined benefits collective pension plan for members of the Executive Committee (including the corporate officer) and the pension plan for senior executives (not members of the Executive Committee). The Shareholders Meeting of May 14, 2013 approved the resolution authorizing the modification of the corporate officer’s pension plan which is considered a regulated agreement.

The beneficiaries of these closed pension plans were transferred with effect from July 1 to a pre-existing defined benefits plan for certain categories of executive manager.

The closure of these two pension plans generated provision reversals of €40.3 million as of June 30, 2013 (see Note 19).

16. Non-current and current borrowings

Movements in non-current and current borrowings during the first six months of 2013 are as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented	As of June 30, 2013	As of December 31, 2012, re-presented	As of June 30, 2013	As of December 31, 2012, re-presented
Bonds	9,338.8	10,821.2	621.5	829.5	9,960.3	11,650.7
Other borrowings	772.6	1,310.1	2,886.1	2,776.6	3,658.7	4,086.7
TOTAL NON-CURRENT AND CURRENT BORROWINGS	10,111.4	12,131.3	3,507.6	3,606.1	13,619.0	15,737.4

16.1 Bonds

Breakdown of bonds

Publicly offered or traded issuances included in non-current bonds total €9,175.5 million as of June 30, 2013, including €710.8 million (euro-equivalent) issued on the U.S. market.

The portion of bonds reclassified as current borrowings in the first half of 2013 totaled €620.3 million and primarily concerned the European public issue maturing in April 2014 (€609.1 million).

Change in bonds

The decrease in current and non-current bonds is mainly due to the amortization of the euro-bond line maturing in May 2013 in the amount of €432 million and the US dollar bond line maturing in June 2013 in the amount of USD 490 millionand buybacks performed at the beginning of June 2013 on euro-denominated bond lines maturing in 2014, 2016, 2017, 2018 and 2020 and on the USD-denominated bond line maturing in 2018 in a total euro-equivalent nominal amount of €699 million.

16.2 Other borrowings

Breakdown of other borrowings

Other borrowings transferred to current borrowings in the first half of 2013 totaled €94.0 million.

Change in other borrowings

The decrease in current and non-current other borrowings is mainly due to the Polish zloty syndicated loan facility which was not  drawn in April 2013 (€393 million euro-equivalent as of December 31, 2012).

16.3 Information on early repayment clauses

Veolia Environnement SA debt

The legal documentation for the bank financing and bond issues contracted by the Company do not contain any financial covenants, i.e. obligations to comply with a coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Subsidiary debt

The project financing in Italy which did not comply with all covenants as of December 31, 2012, i.e. obligations to comply with a coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing, was retained in current borrowings as of June 30, 2013, due to ongoing legal procedures.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

17. Derivatives

In the course of its operating and financial activities, the Group is exposed to market financial risks (interest rate, foreign exchange, and commodity prices).

To reduce its exposure to these market risks, the Group centralizes its financial risk management in accordance with the principles of security, transparency and efficiency as defined by Executive Management.

The Group uses derivatives to manage and reduce its exposure to interest rate, foreign exchange and commodity risks.

The fair value of derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	As of June 30, 2013		As of December 31, 2012, re-presented
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	218.7	61.8	272.1	97.6
Fair value hedges	150.2	5.7	190.6	-
Cash flow hedges	64.3	46.6	75.6	84.6
Derivatives not qualifying for hedge accounting	4.2	9.5	5.9	13.0
Foreign exchange derivatives	64.8	82.3	45.4	114.1
Net investment hedges	28.6	7.5	4.3	21.4
Cash flow hedges	9.9	0.3	2.5	1.3
Fair value hedges	2.2	5.1	3.5	3.4
Derivatives not qualifying for hedge accounting	24.1	69.4	35.1	88.0
Commodity derivatives	14.7	54.2	7.9	48.7
TOTAL DERIVATIVES	298.2	198.3	325.4	260.4
Of which non-current	245.7	147.6	280.0	186.8
Of which current	52.5	50.7	45.4	73.6

The decrease in value of the portfolio of interest rate derivatives classified as fair value hedges is mainly due to the decrease in fair value of floating rate payer swaps, pursuant to the increase of EUR and USD rates and fluctuations of US dollar against the euro.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

18. Revenue

As for other Income Statement headings, Revenue does not include amounts relating to discontinued operations, in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (see Note 23).

Breakdown of revenue

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Services rendered	8,437.8	8,470.6
Sales of goods	933.9	1,041.1
Revenue from operating financial assets	91.1	92.2
Construction	1,611.0	1,844.4
Revenue	11,073.8	11,448.3

Sales of goods mainly concern sales of technological solutions in the Water division and sales of products relating to recycling activities in the Environmental Services division.

A breakdown of revenue by operating segment is presented in Note 30.

19. Operating income

Operating income is calculated as follows:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Revenue	11,073.8	11,448.3
Cost of sales	(9,300.4)	(9,575.7)
Of which: impairment losses on goodwill and negative goodwill recognized in the Consolidated Income Statement	(48.5)	(63.9)
impairment losses (excl. working capital) and provisions	(28.9)	(16.8)
Selling costs	(264.0)	(263.9)
General and administrative expenses	(1,158.1)	(1,231.7)
Other operating revenue and expenses	12.6	(4.0)
Of which: Capital gains (losses) on asset disposals	12.6	(2.7)
Other	-	(1.3)
Operating income	363.9	373.0
Share of net income (loss) of equity-accounted entities	109.1	(38.3)
Operating income after share of net income (loss) of equity-accounted entities	473.0	334.7

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Impairment losses recognized in operating income in the half-year ended June 30, 2013 primarily concern the following assets:

-

goodwill, in the amount of €48.5 million, in the Environmental Services division in Germany (see Note 4) ;

-

current and non-current assets, provisions (excluding working capital) in the amount of €28.9 million.

Capital gains accounted for as of June 30, 2013 concern the divestiture of Water activities in Portugal.

As disclosed in Note 15, the closure of the two pension plans for Executive Committee (including the corporate officer) and for senior executives (not members of the Executive Committee), generated income of €40.3 million recognized in operating income, for the half-year ended June 30, 2013.

20. Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Finance income	22.5	30.3
Finance costs	(328.1)	(327.0)
Net finance costs (1)	(305.6)	(296.7)

(1)

Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs increased €8.9 million between the half-year ended June 30, 2012 on a re-presented basis and the half-year ended June 30, 2013. Net finance cost for the half-year ended June 30, 2012 include the expenses arising on the redemption of the US private placements (USPP) in February 2012 of €16.8 million, while net finance costs for the half-year ended June 30, 2013 include the cost of the June 2013 bond buybacks of €43 million. Excluding these amounts, net finance costs fell €17.3 million from €279.9 million for the half-year ended June 30, 2012 to €262.6 million for the half-year ended June 30, 2013, primarily due to the impact of lower short-term rates on the floating portion of Group net financial debt and the bond buybacks performed in December 2012.

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Financial liabilities measured using the effective interest method	(317.6)	(412.9)
Commission on undrawn credit facilities	(4.2)	(4.7)
Expenses on gross debt	(321.8)	(417.6)
Assets at fair value through the Consolidated Income Statement (fair value option) *	17.1	21.9
Net gains and losses on derivative instruments, hedging relationships and other	(0.9)	99.0
Net finance costs	(305.6)	(296.7)
* Cash equivalents are valued at fair value through the Consolidated Income Statement.

The fall in net gains and losses on derivative instruments, hedging relationships and other between the half-year ended June 30, 2012 on a re-presented basis and the half-year ended June 30, 2013 is mainly due to the early unwinding of a portion of the swap portfolio of euro-denominated floating-rate payer swaps in July and August 2012 (notional amount of €3,075 million).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

21. Other financial income and expenses

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Net gains and losses on loans and receivables	45.4	64.5
Net gains and losses on available-for-sale assets	2.3	1.8
Assets and liabilities at fair value through the Consolidated Income Statement	-	(1.2)
Unwinding of the discount on provisions	(23.5)	(23.9)
Foreign exchange gains and losses	(4.9)	(15.6)
Other	(5.9)	(2.1)
Other financial income and expenses	13.4	23.5

22. Income tax expense

The income tax expense breaks down as follows:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Net income/(loss) from continuing operations (a)	104.7	(20.8)
Share of net income (loss) of joint ventures (b)	96.8	(42.9)
Share of net income (loss) of associates (b)	12.3	4.6
Share of net income (loss) of other equity-accounted entities (b)	-	-
Income tax expense (c)	(76.1)	(82.3)
Net income/(loss) from continuing operations before tax (d)= (a)-(b)-(c)	71.7	99.8
Effective tax rate (c)/(d)	106.1%	82.5%

The income tax expense is €76.1 million for the half-year ended June 30, 2013, compared with €82.3 million for the half-year ended June 30, 2012, re-presented.

The tax rate for the half-year ended June 30, 2013 is 52.6%, after adjustment for one-off items and primarily impairment of the goodwill of the Environmental Services in Germany (see note 4) and assets not deductible for tax purposes or for which the tax deduction could not be taken into account due to tax projections for the subsidiaries concerned. These adjustments totaled €(87.5) million, in “Net income (loss) before tax from continuing operations” and totaled €7.7 million in “Income tax expense”.

The tax rate for the half-year ended June 30, 2012, re-presented, was 31.6%, after adjustment for one-off items and primarily impairment of goodwill and assets not deductible for tax purposes of €63.9 million.

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company (five-year agreement renewed in 2011). Veolia Environnement is solely liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA.

Veolia Environnement decided not to recognize any deferred tax assets as of June 30, 2011 in respect of the France tax group and recorded impairments of €114.7 million. The Group did not recognize any new net deferred tax assets as of June 30, 2012 in this tax group. This position was maintained as of June 30, 2013.

The Group recognized deferred tax assets in respect of its losses in the consolidated statement of financial position as of June 30, 2013, based on taxable projected income in the United States.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

23. Assets classified as held for sale, discontinued operations and divestitures

In the Consolidated Income Statement presented for comparative purposes, the net income of operations divested or in the course of divestiture was reclassified to "Net income (loss) from discontinued operations". This concerns the following operations:

•

activities in the course of divestiture:

•

the entire Transdev Group, excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM) Group, excluded from the divestiture process of Transdev Group during the first-half of 2012;

•

urban lighting activities (Citelum) in the Energy Services division;

•

Water activities in Morocco;

•

The share of net income of the Berlin Water associate, until June 30, 2013

•

activities divested:

•

regulated Water activities in the United Kingdom, divested in June 2012;

•

Solid Waste activities in the United States in the Environmental Services division, divested in November 2012;

•

American wind energy activities divested in December 2012;

•

European wind energy activities divested in February 2013.

As described in Note 3.3.2., Asset portfolio optimization plan, the Group continued to prepare its withdrawal from Transdev Group. Progress with the Group’s withdrawal from the Transportation business is reflected as of June 30, 2013 by the retention of Transdev Group activities excluding SNCM in discontinued operations.

Movements in Net income/(loss) from discontinued operations are as follows:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Net income/(loss) from discontinued operations	(13.6)	(22.5)
Capital gains and losses on disposals	(2.8)	233.8
Income tax expense	-	-
Net income/(loss) from discontinued operations	(16.4)	211.3

Net income/(loss) from discontinued operations for the half-year ended June 30, 2013 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Net income/(loss) from discontinued operations	16.9	(30.4)	-	(0.1)	(13.6)
Capital gains and losses on disposals	-	-	-	(2.8)	(2.8)
Income tax expense	-	-	-	-	-
Net income/(loss) from discontinued operations	16.9	(30.4)	-	(2.9)	(16.4)

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Net income/(loss) from discontinued operations for the half-year ended June 30, 2012, re-presented, breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Net income/(loss) from discontinued operations	51.2	(11.0)	48.3	(111.0)	(22.5)
Capital gains and losses on disposals	233.8	-	-	-	233.8
Income tax expense	-	-	-	-	-
Net income/(loss) from discontinued operations	285.0	(11.0)	48.3	(111.0)	211.3

The main Consolidated Income Statement items for discontinued operations for the half-years ended June 30, 2013 and June 30, 2012, re-presented, break down as follows:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Revenue	371.9	614.2
Operating income after share of net income (loss) of equity-accounted entities	(3.2)	24.3
Financial items	(6.2)	(33.1)
Income tax expense	(4.2)	(13.7)
Net income (loss) from discontinued operations before capital gains and losses on disposal, net of tax	(13.6)	(22.5)

Revenue from activities held for sale for the half-years ended June 30, 2013 and June 30, 2012, re-presented, breaks down by division as follows:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Water	238.8	173.7
Energy Services	130.1	127.3
Environmental Services	-	309.6
Other	3.0	3.6
Revenue from discontinued operations	371.9	614.2

Assets/liabilities classified as held for sale are presented separately in the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Assets classified as held for sale	1,953.1	1,469.6

Liabilities directly associated with assets classified as held for sale	839.7	895.9

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

As of June 30, 2013, Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale concern:

•

the Group’s investment in Transdev Group, excluding the activities of SNCM Group;

•

urban lighting activities (Citelum) in the Energy Services division;

•

Water activities in Morocco;

•

the Group’s investment in Water activities in Berlin;

•

the assets and liabilities of the Marine Services business in the Environmental Services division.

As of December 31, 2012, Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale concern:

•

the activities of the entire contribution of Transdev Group, excluding the activities of SNCM Group;

•

Water activities in Morocco;

•

European wind energy activities;

•

urban lighting activities (Citelum) in the Energy Services division;

•

the assets and liabilities of the Marine Services business in the Environmental Services division.

As of June 30, 2013, the Group remains committed to a comprehensive withdrawal from the transportation business.

In this context, the two negotiation agreements signed with Caisse des dépôts et consignations in March and October 2012 were extended by an agreement signed on July 9, 2013, confirming the terms and conditions of the initial agreements and providing for the completion of the transaction no later than October 31, 2013. Accordingly, the consolidated financial statements of the Group for the half-year ended June 30, 2013 reflect the continuation of negotiations, retaining the accounting treatment adopted in the consolidated financial statements for the year ended December 31, 21012:

-

retention of Transdev Group activities, excluding SNCM, in discontinued operations and fair value measurement of the relevant assets and liabilities pursuant to IFRS 5 (see note 3) ;

-

retention of the Group’s investment in the SNCM joint venture in continuing operations.

The sole modification is due to the first-time application of the consolidation standards with effect from January 1, 2013, which led to the equity-accounting of joint ventures.

The urban lighting activities reclassified to discontinued operations as of December 31, 2011 are retained in discontinued operations as of June 30, 2013, in view of progress with sales agreement negotiations during the first half of 2013. Citelum assets and liabilities are recorded in the interim accounts as of June 30, 2013 at a fair value of €140 million, based on the enterprise value, unchanged on December 31, 2012.

The assets and liabilities of the Marine Services business are retained in Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of June 30, 2013 given the progress with the divestiture process and particularly the signature of a protocol for the sale of the Marine Services business during the first half of 2013. The terms of divestiture defined in these agreements do not call into question the fair value of the assets and liabilities of the Marine Services business as of June 30, 2013.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

24. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests is €84.7 million for the half-year ended June 30, 2013, compared with net income of €28.3 million for the half-year ended June 30, 2012.

This item primarily concerns minority interests in subsidiaries of the Water division (€47.9 million), the Environmental Services division (€4.8 million), the Energy Services division (€32.2 million).

25. Additional disclosures on financial assets and liabilities

25.1 Disclosures on the fair value of financial assets and liabilities

The main financial asset and liability categories of the Group are unchanged on those identified on the preparation of the consolidated financial statements for the year ended December 31, 2012. In addition, differences between the fair value and net carrying amount of these main financial asset and liability categories have not materially changed since December 31, 2012.

25.2 Offsetting of financial assets and liabilities

As of June 30, 2013, derivatives managed under ISDA or EFET agreements are the only financial assets and/or liabilities covered by a legally enforceable master netting agreement. These instruments may only be offset in the event of default by one of the parties to the agreement. They are not therefore offset in the accounts.

Such derivatives are recognized in assets in the amount of €298.2 million and in liabilities in the amount of €198.3 million in the Consolidated statement of financial position as of June 30, 2013.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

26. Tax audit

In the normal course of their business, the Group entities in France and abroad are subject to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

The tax authorities have also carried out various tax audits in respect of both consolidated tax groups and individual entities. To date, none of these audits have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks.

The Group has included in its estimate of risks as of June 30, 2013, the charges that could arise from these tax audits, based on a technical analysis of the positions defended by the Group before the tax authorities. The Group periodically reviews the estimate of these risks based on developments in  audits and dispute proceedings.

In Italy, in the Energy Services division, Siram received revised tax assessments in respect of fiscal years 2004 and 2005. Litigation proceedings were initiated with respect to these tax assessments. The liabilities arising from this litigation have been anticipated and provided for in accordance with IAS 37.

On March 10, 2010, Veolia Environnement, through its subsidiary VENAO received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions concerning its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter (Worthless Stock Deduction), in the amount of US$4.5 billion (tax base). They also related to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. These NOPAs were received following the request by the Group for a pre-filing agreement from the Internal Revenue Service (IRS) in order to validate the amount of tax losses as of December 31, 2006.

During 2010, 2011, 2012 and the first-half of 2013, the Group has continued the discussion of these NOPAs with the IRS with a view to resolving or narrowing the issues and the issuance of a formal assessment notice for any unresolved issues, which could be appealed within the IRS or in court. As of June 30, 2013, the remaining NOPAs, before any penalties, relate to the Worthless Stock Deduction for an amount revised by the IRS to U.S. $4.5 billion (tax base) as well as other issues for an estimated aggregate amount of U.S. $0.7 billion (tax base). As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes. Based on information available to the Company at the period-end, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs and has recorded a deferred tax asset relating to these tax losses.

In the context of this audit, the IRS issued several summons in reply to which VENAO submitted a number of documents. Nonetheless, on January 5, 2013, considering the response to the summons inadequate, the US Department of Justice brought an action against VENAO before the US District Court of the State of Delaware for enforcement of the summons.

Furthermore, the audit launched in 2011 in respect of fiscal years 2007 and 2008 for all the Group’s U.S. entities is still ongoing as of June 30, 2013. No major risks have been identified to date.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

27. Off-balance sheet commitments and collateral

27.1 Commitments relating to the Group and its subsidiaries

27.1.1 Commitments given

Commitments given break down as follows:

(€ million)	As of December 31, 2012, re-presented	As of June 30, 2013	Maturing in
			Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	8,272.5	8,616.5	4,697.7	1,964.0	1,954.8
Operational guarantees including performance bonds	8,235.1	8,574.1	4,680.1	1,952.1	1,941.9
Purchase commitments	37.4	42.4	17.6	11.9	12.9
Commitments relating to the consolidated scope	877.5	1,018.6	351.1	418.6	248.9
Vendor warranties	855.7	848.1	190.8	410.5	246.8
Purchase commitments	10.0	158.5	157.5	0.6	0.4
Sale commitments	1.4	1.4	1.4	-	-
Other commitments relating to the consolidated scope	10.4	10.6	1.4	7.5	1.7
Financing commitments	794.0	718.7	192.6	260.3	265.8
Letters of credit	325.2	283.3	81.6	197.6	4.1
Debt guarantees	468.8	435.4	111.0	62.7	261.7
Total commitments given	9,944.0	10,353.8	5,241.4	2,642.9	2,469.5

Commitments given by division break down by division as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Water	7,448.9	7,177.4
Environmental Services	551.4	572.4
Energy Services	417.5	419.8
Other segments	1,936.0	1,774.4
Total	10,353.8	9,944.0

The increase in commitments given, particularly in other segments, comes primarily from commitments given by the holding for the acquisition of Proactiva Medio Ambiente, for €150.0 million (see note 3.2.).

In addition to commitments given, Veolia Environnement has also granted commitments of unlimited amount concerning:

•

a joint and several performance bond in respect of a shareholders’ agreement entered into on the acquisition of a municipal company in Germany, in the Water division;

•

operational performance bonds, in respect of a construction contract and operating contracts for waste processing in Hong Kong, in the Water and Environmental Services divisions.

These commitments are limited to the duration of the related contracts and were approved in advance by the Board of Directors of Veolia Environnement.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Commitments relating to operating activities

Total commitments given in respect of construction activities in the Water division (Veolia Water Solutions & Technologies) amount to €3,564.2 million as of June 30, 2013 compared with €3,431.5 million as of December 31, 2012.

Total commitments received (see below) in respect of these same activities amount to €470.2 million as of June 30, 2013 compared with €594.7 million as of December 31, 2012.

Commitments given and received in respect of the three principal contracts account for approximately 48% of total commitments.

Commitment given relating to the consolidation scope

•

Vendor warranties

Vendor warranties primarily include warranties given:

-

On the divestiture of Water activities in the United States in 2004 of €271.4 million;

-

to Caisse des Dépôts et Consignations in respect of Veolia Transport, pursuant to the March 3, 2011 combination of Veolia Transport and Transdev, of approximately €191.3 million;

-

on the divestiture of regulated water activities in the United Kingdom of €112.3 million;

-

on the divestiture of solid waste activities of €72.6 million;

-

on the divestiture of American and European wind energy activities of €70.9 million.

In addition, Veolia Environnement granted the buyer of the regulated water activities vendor warranties covering tax risks up to the amount of the acquisition price, for a 4-year period.

•

Purchase commitments

These include commitments given by Group companies to purchase shares in other companies or to invest. As of June 30, 2013, these commitments mainly concern Veolia Environnement SA (€ 150.0 million as purchase commitments towards FCC to buy back their investment in Proactiva Medio Ambiente – see note 3.2.).

•

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares exercisable in the event an EDF competitor takes control of the Company.

Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

•

Agreements with Caisse des Dépôts et Consignation

Veolia Environnement granted Caisse des Dépôts et Consignation a call option covering all of its Veolia Transdev shares exercisable in the event of a change in control of Veolia Environnement.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Collateral guaranteeing borrowings

As of June 30, 2013, the Group has given €195.0 million of collateral guarantees in support of borrowings, including €113.7 million in support of joint venture borrowings.

27.1.2 Commitments received

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Guarantees received	1,402.0	1,584.5
Operational guarantees	871.6	941.3
Guarantees relating to the consolidation scope	177.1	160.2
Financing guarantees	353.3	483.0

These commitments notably consist of commitments received from our partners in respect of construction contracts.

They also include vendor warranties granted by Caisse des dépôts et consignations in respect of Transdev, pursuant to the March 3, 2011 combination of Veolia Transport and Transdev, of approximately €115 million;

In addition, the Group has undrawn medium and short-term credit lines and syndicated loan facilities in the amount of €4,203 million.

27.2 Commitments relating to joint ventures

Group commitments given to joint ventures (100%) are as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Commitments relating to operating activities	505.7	505.8
Commitments relating to the consolidated scope	150.0	-
Financing commitments	375.9	402.1
Total commitments given	1,031.6	907.9

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

28. Contingent assets and liabilities

In accordance with IAS 37 criteria, management does not consider appropriate to record a provision or, as the case may be, an additional provision, or to recognize deferred income in respect of the following legal or arbitration proceedings as of June 30, 2013, due to the uncertain nature of their outcome.

The main contingent assets and liabilities relating to legal or arbitration proceedings are presented below:

Water - Berliner Wasserbetriebe A.ö.R

In March 2010, the German Federal Cartel Office (“FCO”) launched an administrative investigation into Berliner Wasserbetriebe A.ö.R (“BWB”) alleging an abuse of dominant position in water distribution, supposedly characterized by charging excessive rates.  BWB is 100% owned by the Land of Berlin but the Group has indirect economic rights in this company through RWE-Veolia Berlinwasser Beteiligungs GmbH (“RVB”) (which is a company jointly controlled by Veolia Wasser GmbH and BWB Rekom Berlin GmbH & Co. KG, a company that is fully owned by the Land). On June 4, 2012, the FCO ordered BWB to decrease its average annual proceeds (i.e. fresh water tariff excluding any public charges) per cubic meter generated from the sale of drinking water to end customers for the next four years by an average amount of 17% to 18% as compared to 2011 (which is the reference year specified in the decision).  On June 11, 2012, BWB appealed this decision before the Düsseldorf Court of Appeal. A hearing was set for September 22, 2013. In the interim, the 2012 decrease is being implemented through the issuance of accrued credit notes to end users at the time of invoicing in 2013.

Furthermore, in April 2009, RVB brought an action before an arbitration court against the Land of Berlin for approval of its method of recalculation reflecting depreciation on a replacement cost basis in tariffs charged to users (“Wiederbeschaffungszeitwerte” or “WBZW”) and for which it seeks compensation. An interlocutory decision dated 8 July 2013 confirmed the principle of the calculation method. An expert should be appointed very shortly by the arbitration court to verify the implementation of the calculation, particularly as regards the reasonableness of the indices computed by RVB when calculating the WBZW.

Environmental Services – Italy

On April 18, 2012, the group of companies Veolia Servizi Ambientali Tecnitalia S.p.a. (“VSAT”), which specializes in waste incineration in Italy, filed a request for an amicable settlement procedure, called concordato preventivo di gruppo (“CPG”), as a result of the severe economic imbalances in the concession contracts of its two principal subsidiaries, Termo Energia Calabria (“TEC”) and Termo Energia Versilia (“TEV”), and as result of chronic late payments by the concession authorities.  One of the advantages of the CPG is that it allows the procedures to be joined before a single judge, the same court appointed administrator(s) and uses a single mass of debts and receivables for all concerned entities.  Concomitantly, on January 31, 2012 and on May 15, 2012, TEC and TEV terminated their respective concession contracts and returned the equipment respectively on November 23, 2012 and June 29, 2012.

Following the adoption of amendments of the relevant legal framework of concordato preventivo in summer 2012, a new CPG was filed on September 17, 2012 with La Spezia Civil Court and admitted on December 5, 2012.  The creditors’ vote was set for February 11, 2013, plus 20 days for postal vote, i.e. until March 4, 2013.  On March 20, 2013, La Spezia Civil Court acknowledged that the majority of creditors, in number and in value, had voted in favor of the CPG.  A hearing to discuss objections was held on May 20, 2013.  On July 17, 2013, the Court overruled these objections, thereby closing the procedure in favor of the CPG. Such ruling could be appealed by the objecting creditors. Such appeal would not stay execution of the ruling.

The above described events did not have a material financial impact on the Company’s consolidated financial statements as at June 30, 2013.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Other segment - Société Nationale Maritime Corse Méditerranée (SNCM)

Corsica Ferries has brought a number of legal proceedings against Société Nationale Maritime Corse Méditerranée (“SNCM”), a subsidiary of Veolia Transdev that the Company intends to acquire. Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals quashed the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. As a consequence, on February 24, 2012, the concession authority filed a motion with the Bastia administrative court for termination of the public service delegation agreement, but subsequently withdrew this motion on January 14, 2013. On January 5, 2012, SNCM appealed the November 7, 2011 order to the French administrative Supreme Court. On July 13, 2012, the French administrative Supreme Court quashed the November 7, 2011 decision of the Marseille administrative court of appeals and remanded the matter back to that court.

Veolia Transport’s acquisition of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”) in 2006 was notably conditioned on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. On January 13, 2012, in the absence of an appeal by the concession authority, Veolia Transport notified CGMF of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. In the absence of a reaction from CGMF to a proposed out-of-court settlement of the dispute, Veolia Transport brought an action against CGMF on May 11, 2012, before the Paris commercial court. The next hearing has been scheduled for September 23, 2013.

On February 17, 2012, the French competition authority recommended that the concession authority assess its needs in terms of marine service to Corsica in order to limit the scope of a future public service delegation to the minimum necessary. A call for tenders on a new public service delegation, starting January 1, 2014, for sea transport (both passengers and freight) between Marseille and Corsica was launched, and SNCM and CMN made a joint bid on January 14, 2013.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid within the meaning of article 107 of the Treaty on the Functioning of the European Union ("TFEU") and authorized other payments made by the French Government prior to the privatization. Under the TFEU, governments may only provide subsidies (known as "State aid") to commercial entities in limited circumstances, with European Commission authorization. On September 11, 2012, the General Court of the European Union partially annulled the European Commission decision of July 8, 2008. As a result, the reconsideration of the measures provided (which includes the measures provided within the context of the privatization process and part of the measures provided prior to the privatization) was remanded to the European Commission, which has opened a new investigation of the matter. On November 22, 2012, SNCM and the French Republic each appealed this judgment. The Company estimates that, should the measures provided be found to constitute State aid incompatible with the TFEU after reconsideration by the European Commission, the maximum amount potentially at risk for SNCM is approximately €222 million, excluding interest.

On June 12, 2013, the French parliament created a commission of inquiry into the conditions of the SNCM privatization.

Furthermore, on June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica, in the context of the public service delegation for the 2007-2013 period, were in line with the European Union state aid rules. In a decision dated May 2, 2013, the Commission found the subsidiesreceived for the“basic service” to be compatible with state aid rules but ordered France to recover certain aids received by SNCM for the “additional service”. According to the Commission, these aids could amount to approximately €220 million, excluding interest. On July 12, 2013, the French state filed, respectively with the General Court of the European Union and with its president, a motion to dismiss the decision of the Commission and a motion for stay of its execution. SNCM is currently considering its appeal options. To the knowledge of the Group, the French authorities have not, to date, implemented the decision dates May 2, 2013 against SNCM.

In addition, in an action before the French Competition Council, Corsica Ferries has contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies (suggesting the existence of cross-subsidies) also constituted an abuse of a dominant position. On April 6, 2007, the French Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (the successor to the French Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of the public service delegation agreement (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no statement of objections has been served.

Other segment – State aids on airports

The European Commission is currently conducting several investigations on potential State aid within the meaning of article 107 of the TFEU in the air transport sector. On April 4, April 25 and May 30, 2012, the European Commission opened several investigations into certain subsidies received by customer airlines and successive operators of the Carcassone, Nîmes and Beauvais airports, including companies partly or wholly owned by Veolia Transdev. Following the announcement of these investigative proceedings in the Official Journal of the European Union, the relevant subsidiaries of Veolia Transdev submitted their comments to the European Commission as third party interveners.

At this point, the Company is not able to assess the consequences of these proceedings on the Company’s financial position or results of operations.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

29. Related-party transactions

There has been no material change in related-party transactions since December 31, 2012, except the closure of the two pension plans for COMEX members and senior executives, as described in notes 15 and 19.

30. Segment reporting

The operating segments are components of the Group that engage in activities and whose operating results are reviewed by the Chairman and Chief Executive Officer (Chief Operating Decision Maker) to make decisions about resources to be allocated to the segment and assess its performance.

Information presented to the Chief Operating Decision Maker is taken from the Group internal reporting system.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

Until December 2012, the presentation by operating segment corresponded to the Group’s traditional four businesses, that is, Water, Environmental Services, Energy Services and Other segments.

As disclosed in Note 1.7., following the first-time application of the new consolidation standards with effect from fiscal year 2013, the Group now accounts for joint ventures using the equity method and not the proportionate consolidation method, as previously. However, the Dalkia International and Chinese concession joint ventures form an integral part of the Group’s strategic development objectives. Accordingly, these two joint ventures represent operating segments whose main financial aggregates, in group share, are presented for their contribution and provided in the context of IFRS 8 disclosures.

As performance is assessed by Division and the majority of resources were allocated at the beginning of the year, the announcement, on July 8, 2013 of the new organizational structure of the Group (see note 31) does not impact, for the current exercise, the presentation of financial information and particularly segment reporting.

In accordance with the provisions of IFRS 8 on the identification of operating segments and after taking account of regrouping criteria, the following segments are now presented:

•

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems;

•

The Environmental Services segment collects, processes and disposes of household, trade and industrial waste;

•

The Energy Services segment includes heat production and distribution, energy optimization and related services, and electricity production;

•

Other Segment groups together the activities of SNCM, Proactiva MedioAmbiente (Joint-venture avec FCC), Eolfi (Renewable Energies) and the various Group holding companies;

•

Dalkia International and the Chinese Water Concessions.

Segment reporting for prior periods was restated for this change.

In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of activities in the course of divestiture and activities divested were transferred to “Net income (loss) from discontinued operations” (see note 23).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

Reporting by operating segment

Half-Year ended June 30, 2013						Joint ventures (Data in group share)
(€ million)	Water	Environmental Services	Energy Services	Other Segments	Total consolidated financial statements	Dalkia International	Water China

Revenue	5,000.4	3,984.7	1,972.3	116.4	11,073.8	1,847.0	261.5

Operating cash flow before changes in working capital	453.4	387.2	154.4	(6.4)	988.6	240.1	57.3

Adjusted operating cash flow	430.3	404.1	154.9	(59.3)	930.0	237.7	56.6

Net charges to operating provisions	(23.7)	16.6	3.8	38.2	34.9	(2.5)	0.0
Net depreciation and amortization	(210.7)	(279.1)	(51.3)	(21.6)	(562.7)	(77.5)	(27.7)
Impairment of goodwill and negative goodwill	0.0	(48.5)	0.0	0.0	(48.5)	0.0	0.0
Capital gains (losses) on disposal of non-current assets	15.5	0.9	0.5	(0.3)	16.6	(0.2)	0.1
Other	(2.2)	(5.0)	0.8	(0.0)	(6.4)	(1.3)	(0.1)

Operating income	209.2	89.0	108.7	(43.0)	363.9	156.2	28.9

Share of net income (loss) of equity-accounted entities	21.4	20.3	68.0	(0.6)	109.1	4.2	0.2

Operating income after share of net income (loss) of equity-accounted entities	230.6	109.3	176.7	(43.6)	473.0	160.4	29.1

Industrial investments	(202.6)	(224.9)	(84.3)	(13.7)	(525.5)	(60.7)	(16.9)

Half-year ended June 30, 2012						Joint ventures (Data in group share)
(€ million)	Water	Environmental Services	Energy Services	Other Segments	Total consolidated financial statements	Dalkia International	Water China

Revenue	5,243.7	4,206.9	1,914.3	83.4	11,448.3	1,919.3	246.9

Operating cash flow before changes in working capital	446.2	518.7	159.7	29.5	1,154.1	115.1	53.3

Adjusted operating cash flow	446.3	438.0	157.1	(35.0)	1,006.4	115.6	52.1

Net charges to operating provisions	9.5	(17.5)	8.0	0.3	0.3	4.1	0.0
Net depreciation and amortization	(216.1)	(276.6)	(46.8)	(21.8)	(561.3)	(79.7)	(26.3)
Impairment of goodwill and negative goodwill	(51.2)	(12.7)	0.0	0.0	(63.9)	(16.6)	0.0
Capital gains (losses) on disposal of non-current assets	1.4	0.7	2.2	(0.8)	3.5	(5.0)	0.1
Other	(10.4)	0.5	(0.9)	(1.2)	(12.0)	4.2	0.0

Operating income	179.5	132.4	119.6	(58.5)	373.0	22.6	25.9

Share of net income (loss) of equity-accounted entities	2.8	21.0	(70.8)	8.7	(38.3)	4.3	0.0

Operating income after share of net income (loss) of equity-accounted entities	182.3	153.4	48.8	(49.8)	334.7	26.9	25.9

Industrial investments	(246.9)	(300.5)	(126.2)	(24.3)	(697.9)	(132.6)	(20.7)

Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2013

August 2, 2013

31. Post-balance sheet events

31.1 New Organization

On July 8, 2013, as part of the transformation of Veolia Environnement, the new organizational structure of the Group was announced, continuing the strategy implemented for the last two years to establish Veolia Environnement as "The Industry Standard for Environmental Solutions" due to its expertise in major environmental issues in the water, environmental services and energy sectors.

This new organization is based on two major advances: a country-based organization for water and waste management activities placed under the authority of a single director per country and the creation of two new functional departments: one dedicated to Innovation and Markets, the other to Technology and Performance.

Business operations will now be brought together within each country, with country directors in charge of both Water and Environmental Services activities. The integrated and direct Group monitoring, under the operational authority of the Chief Operating Officer, will be organized around nine regions regrouping countries, representing the first level of resources allocation.

In addition, a specific entity will group together companies with a global specialty and primarily global markets.

Finally, Dalkia , a joint subsidiary of Veolia Environnement and EDF, will retain its current organization for now, but will eventually be included in the new organizational structure.

The Veolia Environnement Executive Committee, chaired by Antoine Frérot, also changed to better represent this new regional-based organization and now comprises ten members:

•

Laurent Auguste, Director, Innovation and Markets;

•

François Bertreau, Chief Operating Officer;

•

Estelle Brachlianoff, Director, Northern Europe;

•

Régis Calmels, Director, Asia;

•

Philippe Guitard, Director, Central and Eastern Europe ;

•

Jean-Michel Herrewyn, Director, Global Enterprises;

•

Franck Lacroix, CEO of Dalkia;

•

Jean-Marie Lambert, Director of Human Resources;

•

Helman Le Pas de Sécheval, General Counsel;

•

Pierre-François Riolacci, Chief Finance Officer.

Alongside the reorganization of the Group, operating segment data will be adapted to reflect Group performance as reviewed by the chief operating decision maker.

31.2 Italian CPG

As described in notes 3 and 28, on March 20, 2013, La Spezia Civil Court acknowledged that the majority of creditors, in number and in value, had voted in favor of the procedure called "concordato di gruppo" (“CPG”).

On July 17, 2013, the Court approved the CPG.  This ruling could be appealed, but such appeal would not stay execution.

The Group is currently studying the effects of the approval of the CPG.

32. Main companies included in the consolidated financial statements

As of June 30, 2013, Veolia Environnement Group consolidated a total of 2,679 companies, out of which 1,183 companies are integrated.

The list of main subsidiaries has not significantly changed since December 31, 2012, with the exception of divestiture of Eolfi’s European wind energy activities in February 2013 and water activities in Portugal in June 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2013

VEOLIA ENVIRONNEMENT
By:
Name: Magali del Santo